
12026863

Graybar Electric Company, Inc. 2011 Annual Report

Celebrate

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GRAYBAR IS PROUD TO CELEBRATE A VERY SUCCESSFUL YEAR IN 2011. OUR RESULTS REFLECT SOLID SALES PERFORMANCE, A CONSISTENT FOCUS ON OUR STRATEGY, AND THE DEDICATION AND COMMITMENT OF ALL OUR EMPLOYEES.



AT GRAYBAR, WE STRIVE TO BUILD A STRONG AND SUSTAINABLE BUSINESS THAT WORKS TO THE ADVANTAGE OF THOSE WE SERVE. BY BROADENING OUR REACH, DEEPENING OUR OFFER AND DELIVERING EXCELLENT SERVICE, WE CAN BRING VALUE TO OUR CUSTOMERS AND SUPPLIERS AND ACHIEVE PROFITABLE GROWTH FOR GRAYBAR.


7055
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ESTABLISHING STRONG CONNECTIONS WITHIN OUR INDUSTRY, IN OUR COMMUNITIES AND WITH OUR FELLOW EMPLOYEES HELPS US CULTIVATE LONG-TERM RELATIONSHIPS AND REINFORCES OUR REPUTATION AS AN INDUSTRY LEADER.





15%

PROFIT SHARING
CONTRIBUTION FOR
2011 PERFORMANCE







7,400

EMPLOYEES

20%

RETURN ON GRAYBAR
STOCK IN 2011


SUPREME
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F650


RAYBAR

Celebrate

TO OUR SHAREHOLDERS AND EMPLOYEES:

I am pleased to report that Graybar's results in 2011 surpassed expectations, with significant sales growth and solid profitability. It was a year worthy of celebration for our customers, suppliers, employees and shareholders.

Our entire industry saw a return to growth in 2011, led by strength in the industrial market. For Graybar, 2011 marked the second consecutive year of profitable sales growth following the economic downturn of 2008 and 2009. Among the notable achievements, we recorded our two best sales months ever in June and August.

Graybar finished the year with $5.37 billion in net sales, a 16.4 percent increase compared to 2010 results. We also earned net income of $81.4 million, up 93.9 percent from the previous year. This resulted from our strong sales performance, along with a continuation of the responsible and effective way we managed our business over the last several years.

Our financial condition remained strong in 2011, with very low debt levels, a healthy cash position and higher shareholders' equity from positive earnings. One noteworthy financial highlight was the closing of a $500 million, five-year unsecured revolving credit facility in September. It was the largest financing agreement in Company history and replaced our previous $200 million revolving facility. This new credit facility provides the Company with significant flexibility moving forward as we look to drive profitable growth in 2012 and beyond.

RAISING THE BAR

One characteristic that makes Graybar an exceptional company is our constant focus on improving all aspects of our business. We strive to be the best, and in 2011 we worked together to advance our long-term strategy, which is comprised of four pillars including: Growing Profitably, Improving Performance, Innovating through Technology and Winning with People.


9222
GraybaR

$5.37 BILLION

IN SALES FOR 2011


GraybaR
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While our strategy has remained consistent over the past several years, we continually refine our approach to broaden our reach and deepen our offer in the marketplace. In 2011, we developed a comprehensive framework that depicts the connection between Company strategy and our sales and marketing efforts. This framework helps us translate our strategy into practical, measurable actions as we focus on serving our end-user and construction customers.

Our business environment remains highly competitive, and we must continually find ways to grow with our current customers, while increasing business with new customers. In 2011, we expanded our sales coverage and footprint across North America. This included the expansion of our district service center strategy, which combines a local sales presence with centralized inventory. We also opened new branches in Lafayette, Indiana, and Hudson Valley, New York. Our Jefferson City, Missouri, branch moved to new quarters during 2011 and we broke ground on a new facility in Tucson, Arizona, which will be built to LEED (Leadership in Energy and Environmental Design) standards when completed in 2012.

We raised the bar for our employees by investing in training and development. The fourth cohort of the Rutgers-Graybar Supply Chain Management Program graduated in 2011. This program has been a cornerstone of our ongoing leadership development efforts. In addition, extensive work was done to provide effective training on a wide range of products, processes, systems and job skills for employees throughout the company. We also conducted two national training conferences that offered valuable networking and learning opportunities for hundreds of employees.

Our national training conferences served as a great platform to launch two new programs. The first was our Supplier



ROBERT A. REYNOLDS, JR.
Chairman, President and
Chief Executive Officer



TO SUCCEED TODAY AND IN THE FUTURE, WE MUST EMBRACE CHANGE AND LEVERAGE IT AS AN OPPORTUNITY TO MAKE OUR BUSINESS STRONGER.

Excellence Award, which we present semi-annually to recognize product suppliers that collaborate with Graybar in an exceptional manner to successfully grow profitable business together. Our suppliers were thrilled with this award and the positive attention and increased visibility it brought them within the industry.

The second program was Graybar CARES, which stands for Community, Awareness, Responsibility, Education and Service. Graybar CARES has served as a tremendous outlet for our community involvement, as shown at our national training conferences and in other events held last year.

Both of these programs demonstrate our leadership and commitment to strengthening our industry and the communities where we do business.

PLANNING FOR THE FUTURE

As an employee-owned Company that believes in promoting from within, a large part of our success is ensuring we have the right leaders in place to move the Company forward. In 2011, Graybar announced a number of organizational changes affecting key positions at both the corporate and district levels. Some of these key appointments included: Bob Lyons, Senior Vice President, North America Business; John Mansfield, Vice President, Business Development; Steven Horst, Vice President, Service and Administration; Scott Neubauer, Vice President, Pricing; Garry Acker, Vice President, Corporate Accounts; Bill Mansfield, Vice President, Industrial and Commercial; Steve Stone, Vice President, Electrical Construction and Comm/Data; Bob Siegel, Vice President, Product Management; and Andy Ciccone, Tampa District Vice President.

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We also announced several other important appointments that were effective at the start of 2012, including: Peter Elkas, Vice President, Electric Utility; Tom Moore, Vice President, Broadband Utility and Todd McDonough, Boston District Vice President.

In addition, Graybar's Board of Directors appointed Kathy Mazzarella to the position of President and Chief Executive Officer, effective June 1, 2012. In her 32-year career with the Company, Kathy has consistently demonstrated a passion for the business, a commitment to Graybar's values and an exceptional ability to achieve results. Appointing her to this position reinforces Graybar's philosophy of managing the Company for the long term.

With Kathy's appointment in June, I will assume the role as Executive Chairman, remaining actively involved with the Company as its lead executive, overseeing the Company's strategy and providing guidance to the executive team.

I would like to express my appreciation and gratitude to those who retired in 2011 after long and successful careers with the Company. Specifically, I would like to thank Frank Hughes and Dick Offenbacher for their many contributions to the business as valued members of our Board of Directors. We wish them all the best in retirement.

Finally, I would like to thank each employee whose hard work, dedication and commitment made 2011 a year worth celebrating.

ROBERT A. REYNOLDS, JR.
Chairman, President and
Chief Executive Officer

WITH OUR PROFITABLE GROWTH AND EFFECTIVE BUSINESS MANAGEMENT, GRAYBAR'S FINANCIAL CONDITION REMAINED VERY STRONG WITH LOW DEBT LEVELS, A HEALTHY CASH POSITION, AND SOLID SHAREHOLDERS' RETURNS.

NET SALES (in billions)



$5.3
$5.4
$4.4
$4.6
$5.4
07
08
09
10
11

NET INCOME (in millions)



$83
$87
$37
$42
$81
07
08
09
10
11

EARNINGS PER SHARE



$6.62
$6.83
$2.89
$3.28
$6.32
07
08
09
10
11

WORKING CAPITAL (in millions)



$394
$431
$425
$416
$394
07
08
09
10
11

TOTAL DEBT (in millions)



$195
$167
$132
$117
$94
07
08
09
10
11

CASH AND STOCK DIVIDENDS (per share)



10%
20%
10%
20%
10% 10%
10% 10%
10% 10%
07
08
09
10
11

CASH DIVIDEND STOCK DIVIDEND

CAPITAL STOCK DATA

Common Stock, par value $1.00 per share; stated value $20.00 per share as of December 31, 2011:

Title of Class	Number of Security Holders	Number of Shares[A]
Voting Trust Interests in Common Stock	4,921	10,597,350
Common Stock	1,017	2,284,162
Total	5,938	12,881,512

(A) Adjusted for the declaration of a ten percent (10%) stock dividend in 2011, shares related to which were issued on February 1, 2012.

Dividends per share declared for year:	2011	2010
First Quarter	$0.30	$0.30
Second Quarter	0.30	0.30
Third Quarter	0.30	0.30
Fourth Quarter	1.10	1.10
Total	$2.00	$2.00

On December 8, 2011, a ten percent (10%) stock dividend was declared to shareholders of record on January 3, 2012. Shares representing this dividend were issued on February 1, 2012.

On December 9, 2010, a ten percent (10%) stock dividend was declared to shareholders of record on January 3, 2011. Shares representing this dividend were issued on February 4, 2011.

TOTAL SHAREHOLDERS' RETURNS

THE FOLLOWING GRAPH SHOWS A FIVE-YEAR COMPARISON OF CUMULATIVE TOTAL SHAREHOLDERS' RETURNS FOR THE COMPANY'S COMMON STOCK, THE STANDARD & POOR'S 500 COMPOSITE STOCK INDEX, AND A COMPARABLE COMPANY INDEX CONSISTING OF PUBLIC FIRMS SELECTED BY GRAYBAR AS BEING REPRESENTATIVE OF OUR LINE OF BUSINESS.

The comparison to the right assumes $100.00 invested on December 31, 2006 and reinvestment of dividends (including the $1.10 cash dividend paid by the Company on January 2, 2007).

The companies included in the Comparable Company Index are Anixter International Inc., Applied Industrial Technologies, Inc., W. W. Grainger, Inc., Interline Brands, Inc., Owens & Minor, Inc., Park-Ohio Holdings Corp., Watsco, Inc., and WESCO International, Inc.

The market value of the Company's stock, in the absence of a public trading market, assumes continuation of the Company's practice of issuing and purchasing offered securities at $20.00 per share.


$350
$300
$250
$200
$150
$100
$ 50
$0

	2006	2007	2008	2009	2010	2011
GRAYBAR	$100.00	$120.78	$158.50	$208.00	$251.21	$303.41
S&P 500	$100.00	$103.53	$ 63.69	$ 78.62	$ 88.67	$ 88.67
COMPARABLE COMPANY INDEX	$100.00	$109.54	$ 85.18	$ 110.26	$156.42	$184.37


Build

At Graybar, we constantly strive to build a strong and sustainable business that works to the advantage of those we serve. While we continued to feel the residual effects of the recession of 2008 and 2009, we saw notable improvement in overall business conditions in 2011, as the economy continued to grow.

Improving business conditions led to new opportunities for growth, both with the customers we serve and in an expansion of the solutions we bring to the marketplace. In 2011, we strategically pursued these opportunities with a specialized, customer-centric approach designed to broaden our reach and deepen our offer.

As we engaged with our customers to identify their needs and priorities, we focused on the services and solutions that matter most to them. For example, customers continually look for ways to make their facilities more energy efficient and sustainable while boosting productivity and reducing costs. As building systems have become more integrated, Graybar has developed industry-leading solutions around building infrastructure, energy and intelligence to support customers' growing facility control needs. In addition, we can provide supply chain services that streamline customers' business processes and save them time and money.

This customer-focused approach provides the context by which we pursue our strategy of growing profitably, supported by a commitment to improved performance, technology innovation and winning with people.

GROWING PROFITABLY

The main focus of Graybar's strategy is achieving profitable growth that can be sustained for the long-term health of the business. We accomplish this by passionately focusing on our customers, providing innovative solutions and then delivering high-quality service that keeps them coming back.

As we worked to grow profitably in 2011, we emphasized demand generation with our end-user customers that are served by our contractor customers. This strategy


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helped us leverage our strong reputation in the construction channel, while furthering relationships with end users, including commercial, industrial, government and utility customers.

To communicate this approach to our employees and suppliers, we introduced the "opportunity grid" early in 2011, which provides a high-level overview of how our many products, solutions and services can fit the needs of nearly any and all customers. We then expanded the opportunity grid into a comprehensive framework that connects Company strategy with our sales and marketing efforts. Implementing our sales and marketing programs within this framework can help us sustain profitable growth and achieve the results we all expect as employees and shareholders.

Sales specialization is an important element of achieving profitable growth. In 2011, we continued our implementation of a targeted industrial plan with a specialized industrial sales organization. Graybar has invested significant resources in the industrial marketplace to expand our customer base and capture growth opportunities in this vibrant market.

Also in 2011, Graybar formalized a utility plan that will help us grow with electric and broadband utility customers. Much like our industrial strategy, the utility plan will establish a specialized sales organization for both broadband and electric utilities to drive sales at both the end-user level, as well as to our construction customers serving the utility market. This team will be instrumental in enhancing Graybar's support of the developing Smart Grid.

In a highly competitive environment, Graybar's contractor customers continued to place a high priority on getting the job done faster, safer and more profitably. In 2011, Graybar provided contractors, integrators and installers with labor-saving products and services that help drive efficiency, safety and productivity – the hallmark of Graybar's ESP program. This program was rebranded in 2011 to increase its visibility, revitalize our message and extend our reach with construction customers.



AS AN EMPLOYEE-OWNED COMPANY THAT BELIEVES IN PROMOTING FROM WITHIN, A LARGE PART OF OUR SUCCESS IS ENSURING WE HAVE THE RIGHT LEADERS IN PLACE TO MOVE THE COMPANY FORWARD.

OUR SUCCESS IS FUELED BY A PASSION TO CONTINUALLY IMPROVE OUR BUSINESS FOR THE BENEFIT OF OUR CUSTOMERS AND THE LONG-TERM HEALTH OF THE COMPANY.



GRAYBAR'S ESP PROGRAM HELPS CONTRACTOR CUSTOMERS GET THE JOB DONE FASTER, SAFER AND MORE PROFITABLY.

Graybar remained at the forefront of technology, offering our customers the best products and solutions from the industry's leading manufacturers. We expanded our portfolio of solutions with additional offerings in lighting, power, security, networking, energy management, data centers and much more. We also pursued emerging opportunities in areas such as distributed antenna systems, electric vehicle charging stations, renewable energy and Smart Grid solutions. In addition to our diverse product offering, we provided innovative services that helped our customers get the job done while saving time and money.

IMPROVING PERFORMANCE

As one of the largest employee-owned companies in North America, our employees take great pride in getting things right the first time and delivering the best service in the industry. Our success is fueled by a passion to continually improve our business for the benefit of our customers and the long-term health of the Company.

In 2011, Graybar's sales increased 16.4 percent compared to 2010. We achieved net income of $81.4 million, while wisely managing our liquidity and debt levels. Our positive earnings performance reflects the strategic decisions the Company made before, during and after the recent economic downturn. This disciplined approach to managing our business benefited both our employees and shareholders.

Graybar gained tremendous flexibility and the means to finance additional growth opportunities thanks in large part to a new $500 million, five-year unsecured revolving credit facility we closed in September 2011. This was the largest financing agreement in Company history and replaced our previous $200 million revolving credit facility.

From an operational standpoint, Graybar strives to be the leading provider of distribution services by focusing on accurate, error-free performance and removing costs from the supply chain. In 2011, we improved our on-time delivery results for the third



$81.4 MILLION

IN NET INCOME FOR 2011



OUR SUSTAINABILITY FOCUS IS PART OF AN ONGOING EFFORT TO REDUCE ENERGY CONSUMPTION AND MINIMIZE ENVIRONMENTAL IMPACT.

consecutive year. We also reduced error rates and improved our safety record and employee productivity.

Last year, Continuous Improvement (CI) projects and quick wins produced more than $11 million in hard cost savings for the Company. Since 2006, the Company has saved more than $30 million in hard costs, with nearly 3,600 employees participating on a Continuous Improvement team during this period. In 2011, we launched a new CI Award for Team Excellence that will recognize one CI team for making enhancements to our business and impacting bottom-line results. This award will debut in 2012.

To support our logistics and inventory strategy, we expanded our footprint and upgraded our locations. This enhanced our ability to provide flexible solutions for customers and deliver the right products and solutions where our customers need them most. Included among these changes was the opening of new branches in Lafayette, Indiana, and Hudson Valley, New York. We also relocated our Jefferson City, Missouri, branch and purchased our Centerpoint facility in St. Louis, which houses our IT organization and several corporate groups. We also broke ground on a new facility in Tucson, Arizona, which will be built to LEED standards when finished in 2012.

A great success story of 2011 was our laser focus on sustainable solutions. Graybar expanded its offering of products and services that support customers' sustainability initiatives, including lighting and lighting controls, power metering and management, power distribution and control, and products for alternative and renewable energy applications.

We made excellent progress internally with our sustainability programs as well. We formed a Sustainability Committee and a cross-functional "Green Team," which developed a sustainability policy for the Company in 2011. This policy is summarized as follows:

> *"Graybar's commitment to sustainability is an expression of our Company's core values, particularly our long-term view. We believe that long-term success is more important than short-term gains; this belief influences all aspects of*


$11
MILLION
IN 2011 COST SAVINGS FOR THE COMPANY THROUGH CONTINUOUS IMPROVEMENT

our business. As we strive to keep our Company strong and healthy for future generations, we shall also do our part to preserve our environment. Our sustainability commitment encompasses responsible stewardship of resources, reducing our impact on the environment and providing sustainable solutions in the marketplace."

This policy was applied in various ways throughout the Company. For example, corporate employees implemented single-stream recycling at two corporate offices in St. Louis. Prior to the change, waste from the two buildings was 46 percent recyclable and 54 percent trash. After the implementation, 69 percent of the waste was recyclable and 31 percent was trash, translating into an estimated 246 tons of trash being diverted from landfills.

Graybar's sustainability focus in 2011 was part of an ongoing effort to reduce energy consumption and minimize environmental impact. Since 2007, we completed lighting retrofits in more than 100 of our owned locations and reduced annual electricity usage by an estimated 19 percent. A warehouse recycling program was tested at one of our zone warehouses, which may be expanded to other service centers and zone warehouse locations. Graybar also audited water, electric, sewer and gas bills to identify additional opportunities for improvement and cost savings. In addition, Graybar has also reduced greenhouse gas emissions of its automobile fleet by an estimated 10 percent over the past five years.

All of these efforts demonstrate our commitment to sustaining a strong and healthy Company for future generations, while taking action to preserve the environment.

INNOVATING THROUGH TECHNOLOGY

Graybar continually uses technology in innovative ways to drive cost out of our business and improve efficiency. Technology also helps us grow our sales by providing tools that make it easy for customers and suppliers to do business with us. Graybar has long been recognized as a leader for its innovative use of technology, and Graybar's Information Technology (IT) department completed several projects in 2011 that will improve performance.



GRAYBAR BROKE GROUND ON A NEW FACILITY IN TUCSON, ARIZONA, WHICH WILL BE BUILT TO LEED STANDARDS WHEN FINISHED IN 2012.

TECHNOLOGY HELPS US GROW SALES BY PROVIDING TOOLS THAT MAKE IT EASY FOR CUSTOMERS AND SUPPLIERS TO DO BUSINESS WITH US.

One of the most visible changes in 2011 was the update of Graybar's website www.graybar.com, with several major enhancements. This was an important step in a much larger effort to strengthen Graybar's online presence. The goal of the updated website is to grow profitable business as customers continue to increase their online purchasing. The site offers enhanced e-commerce capabilities and improved access to the information and online resources customers need from Graybar.

Mobility is fast becoming a priority for both customers and employees, and Graybar's IT organization provided increased support and system capabilities for mobile devices. We also started connecting and communicating with our customers, suppliers, job candidates and others across the industry using new technologies. These include social networking sites such as Facebook, Twitter and LinkedIn. Graybar established a Facebook page early last year, and has been actively using Twitter for two years. We also expanded our use of social media to recruit and connect with potential employees. With social media, we have additional tools that enhance our ability to engage with our employees, shareholders, and other external audiences.

We also made several other notable enhancements in 2011 to our project order management, order entry and logistics systems. In addition, we also introduced a new sales and use tax software platform that includes an electronic certificate management solution.

We continued to expand our Customer Relationship Management (CRM) software platform across the Company in 2011. CRM helps us manage our customer and business process information, including sales activities, customer support and much more. CRM also supports other marketing programs, making it faster, easier and more convenient for customers to do business with Graybar.

All of these enhancements demonstrated Graybar's commitment to innovating through technology, which allows us to continue to serve as a vital link in a dynamic and ever-changing supply chain.



16.4%

INCREASE IN SALES COMPARED TO 2010




WE AIM TO PROVIDE EMPLOYEES WITH
AN ENVIRONMENT THAT CHALLENGES
THEM TO LEARN, GROW AND PROSPER
IN AN ATMOSPHERE OF RESPECT AND
RECOGNITION.

WINNING WITH PEOPLE

At Graybar, we believe great people make great companies. We aim to provide employees with an environment that challenges them to learn, grow and prosper in an atmosphere of respect and recognition. We want employees to be proud to work for a thriving employee-owned Company and engaged in our long-term success. Our efforts in 2011 focused on recruiting, training, development, employee engagement and employee recognition.

Recruiting, particularly for our specialized sales organizations, was a main area of focus in 2011. We used traditional recruitment tactics, while embracing new technologies such as social media and virtual career fairs as a means to drive our recruiting efforts. For example, we launched recruitment campaigns targeting candidates for hard-to-fill positions. We also instituted an internship program targeting industrial distribution students at colleges and universities nationwide. Our objective is to identify and attract students who show an early interest in industrial distribution or sales and improve our talent pipeline. We will continue to pursue new and innovative ways to identify and attract talented people to Graybar in the future.

Graybar's total compensation package remains a significant factor in the Company's ability to attract and retain employees. Graybar strives to offer employees the best benefits we can afford, and we continue to adapt our benefits to meet the changing needs of our employees and the business. Eligible employees earned a 15 percent profit sharing contribution due to our excellent 2011 profit performance, which is just one example of the ways Graybar helps employees plan well, invest well and live well today and in the future.

Recognizing that employees want to plan for future career opportunities, we established a Career Development program that encourages employees to take ownership of their careers through personal exploration, career exploration and career planning. This will serve as an important foundation for our employees' ongoing professional growth.

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In addition, business-focused training activities continued to be a priority for Graybar. In 2011, employees completed more than 170,000 hours of training. With our focus on profitable growth, we emphasized the training of our sales force and provided our managers with tools to help them lead their teams to success.

Engaging our employees in the business also supports Graybar's long-term success. In 2011, employees throughout the Company completed an engagement survey. The goal of this survey was to listen to our employees' views of the company's culture and work environment. It also helped us evaluate how well our programs meet the needs of our employees and support our overall business objectives. The results of the survey were positive and positioned Graybar within the "high performance/best employer" range. We also conducted Presidential and District Advisory teams last year as another avenue for employees to share ideas to improve the business. All of these efforts provided valuable insights that will help Graybar be the best it can be.

Through our surveys and advisory teams, Graybar employees expressed an interest in enhancing our recognition of top performers throughout the Company. As a result, Graybar launched *Cause for Applause*, a web-based employee recognition program. This program was developed to support the Company's longstanding culture of employee recognition by acknowledging and reinforcing the activities that impact business results. *Cause for Applause* received a positive response from employees and will be expanded in 2012 to further celebrate employee achievements.

Everything our employees do to position Graybar for success is driven by our commitment to our shared purpose, which is:

> *"To be a highly recognized, progressive Company providing gainful employment and quality of life (both while working and into retirement years) with employee ownership as a sense of pride and a way of building personal wealth for the future."*


CAUSE FOR
APPLAUSE

CAUSE FOR APPLAUSE REINFORCES A CULTURE OF RECOGNITION THAT BRINGS OUT THE BEST IN OUR EMPLOYEES.

WORKS TO YOUR ADVANTAGE

OUR BUSINESS

Graybar Electric Company, Inc. is engaged in the distribution of electrical, communications and data networking (comm/data) products, and the provision of related supply chain management and logistics services, primarily to electrical and comm/data contractors, industrial plants, federal, state and local governments, commercial users, telephone companies, and power utilities in North America. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States. Graybar also has subsidiary operations with distribution facilities in Canada and Puerto Rico.


Graybar

OUR VISION

FOR OUR CUSTOMERS' ADVANTAGE

We will add value for our customers by anticipating and identifying their needs and providing cost-effective solutions. Through excellent and efficient service, we will meet our customers' expectations. They will see us as the leader in the industry.

FOR OUR SUPPLIERS' ADVANTAGE

We will be the channel of choice for our suppliers by providing cost-effective and efficient ways to bring their products, services and solutions to our mutual customers. They will see us as the leader in the industry.

FOR OUR EMPLOYEES' ADVANTAGE

We will provide an environment for our employees that challenges them to learn, grow and prosper in an atmosphere of respect and recognition. Our employees will be proud to work for a profitable and thriving employee-owned company.

FOR OUR SHAREHOLDERS' ADVANTAGE

We will be the industry leader in the products and services we offer, while providing increased shareholder value at optimal risk.

FOR OUR COMMUNITY'S ADVANTAGE

Graybar will be a solid corporate citizen and will encourage community involvement among its employees and retirees.

OUR MISSION

Graybar is the vital link in the supply chain adding value with efficient and cost-effective service and solutions for our customers and our suppliers.

OUR STRATEGIC PURPOSE

To be a highly recognized, progressive company providing gainful employment and quality of life (both while working and into retirement years) with employee ownership as a sense of pride and a way of building personal wealth for the future.



OUR VALUES

INTEGRITY

- We tell the truth, do what's right and treat others with fairness and respect.
- We adhere to high standards of ethics and business conduct.
- We take responsibility for our actions.
- We behave in a way that protects and enhances Graybar's reputation in the communities we serve.

EMPLOYEE OWNERSHIP

- We take pride in our Company and demonstrate loyalty to the Company and to one another.
- We strive to be the best in all we do.
- We win by working together toward common goals.
- We tie our personal success to Graybar's success.

LONG-TERM VIEW

- We believe that long-term success is more important than short-term gains.
- We cultivate loyal relationships that withstand the test of time.
- We invest in our employees, recognize their achievements and give them opportunities to build successful careers.
- We work to keep Graybar strong and healthy for future generations.

CUSTOMER FOCUS

- We are committed to satisfying our customers.
- We deliver consistent, reliable and quality service.
- We anticipate our customers' needs and provide solutions that work.
- We add value in the supply chain through innovation and continuous improvement.

Connect

Graybar has a history of working to the advantage of its customers, suppliers, shareholders, employees and the community. Establishing positive, long-term relationships has been a critical element of Graybar's success. In 2011, we focused on strengthening and growing relationships within our industry, within the communities we serve across North America and within our organization.

WITHIN OUR INDUSTRY

Graybar took an active role with the National Association of Electrical Distributors (NAED) throughout 2011. In addition to participating in several NAED national and regional events, Bob Reynolds' appointment to the position of Chair of NAED for 2011-2012 helped enhance Graybar's visibility as a leader within the industry.

Last year, Graybar participated in several other industry associations including the National Association of Wholesaler-Distributors (NAW), Industry Data Exchange Association (IDEA) and the U.S. Green Building Council (USGBC). Graybar is a Premier Partner with the National Electrical Contractors Association (NECA) and an Original Platinum Partner with the Independent Electrical Contractors Association (IEC).

Recognition was also an important theme in 2011 with the introduction of the Supplier Excellence Award, which was created to celebrate suppliers that go above and beyond to grow profitable business with Graybar. Our suppliers were excited about this program, and we were pleased to recognize Berk-Tek and Cooper Industries with our first-ever Supplier Excellence Awards.

Graybar received several industry and business awards in 2011. For the tenth consecutive year, Graybar was recognized on *FORTUNE* magazine's World's Most Admired Companies list. We were also included in the *InformationWeek* 500 annual ranking of the best and brightest technology innovators for the ninth consecutive year.

Graybar was recognized with the Greater St. Louis Top 50 Award, presented by the


GraybaR




10
YEAR ANNIVERSARY
OF GRAYBAR FAMILY
FOUNDATION

St. Louis Regional Chamber & Growth Association, for significant contributions to the St. Louis region. Some other achievements during 2011 included:

Ranked No. 4 on *Electrical Wholesaling's* "Top 200 Electrical Distributors" list

Ranked No. 69 on the *Forbes* "America's Largest Private Companies" list

Ranked No. 9 on *Industrial Distribution's* list of the 50 largest industrial distributors for the second year

One of five companies recognized by *Corporate Secretary* for best overall governance, compliance and ethics

We received many other awards at a national and local level for our excellence in innovation, execution and support of key customers and suppliers. All of these achievements help extend our reach within our industry and the business community.

WITHIN OUR COMMUNITIES

Graybar is a responsible corporate citizen in the local communities where we do business. Our employees and retirees participate in numerous charities and organizations to make a positive difference.

In 2011, we launched Graybar CARES, which stands for Community, Awareness, Responsibility, Education and Service. Graybar CARES serves as an exciting platform for our community involvement, as demonstrated at our two national training conferences this past year.

At our spring national training conference in Orlando, Florida, Graybar employees and suppliers worked together to benefit two organizations — the Greater Jacksonville Area USO and Mending Hearts Charities, Inc. Conference attendees constructed children's bicycles, assembled stuffed animals and prepared care packages for military personnel.

At our fall training conference in Dallas, Graybar employees and suppliers once again had an opportunity to participate



IN 2011, TWO SUPPLIERS – BERK-TEK AND COOPER INDUSTRIES – WERE RECOGNIZED WITH THE SUPPLIER EXCELLENCE AWARD.

IN 2011, WE LAUNCHED GRAYBAR CARES, WHICH STANDS FOR COMMUNITY, AWARENESS, RESPONSIBILITY, EDUCATION AND SERVICE.


GraybaR
Cares

in a Graybar CARES teambuilding event to help those in need. The groups assembled miniature solar cars, filled backpacks with school supplies, constructed bookcases and put together care packages for the military. The KIPP School in Dallas received the solar cars and corresponding science curriculum and Teach for America received the backpacks. In addition, the military care packages were donated to the USO.

Prior to the fall conference, Graybar employees, customers and suppliers participated in a national book drive as part of Graybar CARES. In total, Graybar collected more than 66,000 books to benefit charities and libraries in need nationwide.

Moving forward, Graybar CARES will serve as an effective vehicle for the Company to strengthen the communities where we live and work.

WITHIN OUR COMPANY

For more than 140 years, generations of employees have worked to protect and enhance our reputation by never losing sight of the timeless values that continue to drive our business: Integrity, Employee Ownership, Long-Term View and Customer Focus.

Connected by these values, Graybar employees strive to be the best in all they do and adhere to the highest standards of business conduct and **integrity**. We also take great pride in working together toward common goals and supporting one another in times of prosperity and in challenging times.

There is no better example of that than the Graybar Family Foundation, which was created to assist active Graybar employees who have experienced an unexpected financial hardship. In 2011, the Graybar Family Foundation celebrated its 10th anniversary, as employees, retirees and suppliers contributed to the foundation to help their fellow employees.

Employees and retirees have remained connected for the past 75 years through our Company publication, the *Outlook*, which is one of the longest-running company publications in the country. Although Graybar has changed over the years, we still operate with the same fundamental core values as we did when the *Outlook* was first published in 1936.

One of the values that has served shareholders well for more than 82 years is **employee ownership**. In 2011, our employee and retiree shareholders earned a 20 percent return on their investment, comprised of a 10 percent cash dividend and a 10 percent stock dividend. Participation in the 2011 annual stock offering was our highest ever, with a record 610,949 shares subscribed.

The benefits we enjoy as employee owners are a direct result of our **customer focus** and how well we work to our customers' advantage. Having a **long-term view** of our business allows us to cultivate loyal relationships that withstand the test of time.

This past year was all about celebrating our accomplishments, building for the future and making the connections that will keep Graybar strong and healthy for future generations of employees.



75

NUMBER OF CONSECUTIVE YEARS THE *OUTLOOK* HAS BEEN COMMUNICATING WITH GRAYBAR EMPLOYEES


The GraybaR Outlook
JANUARY, 1936
OUR MAGAZINE
OUR COMPANY
THE OUTLOOK
1936
75
2011
ANNIVERSARY



Clockwise from front left: Matthew W. Geekie, Randall R. Harwood, Kathleen M. Mazzarella and Frank H. Hughes.

Clockwise from front: Robert A. Reynolds, Jr., Robert C. Lyons and Thomas S. Gurganous.

Clockwise from front left: Beverly L. Propst, Richard A. Cole, Lawrence R. Giglio and D. Beatty D'Alessandro.

BOARD OF DIRECTORS

Robert A. Reynolds, Jr.
Chairman, President and Chief Executive Officer

Richard A. Cole
District Vice President, Chicago District

D. Beatty D'Alessandro
Senior Vice President and Chief Financial Officer

Matthew W. Geekie
Senior Vice President, Secretary and General Counsel

Lawrence R. Giglio
Senior Vice President, Operations

Thomas S. Gurganous
District Vice President, Richmond District

Randall R. Harwood
District Vice President, Dallas District

Frank H. Hughes
President and Chief Executive Officer, Graybar Canada (retired)

Robert C. Lyons
District Vice President, Tampa District

Kathleen M. Mazzarella
Executive Vice President and Chief Operating Officer

Beverly L. Propst
Senior Vice President, Human Resources



Annual Report on Form 10-K

for the fiscal year ended December 31, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
APR 10 2012


GraybaR

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from__________to__________

COMMISSION FILE NUMBER 000-00255

GRAYBAR ELECTRIC COMPANY, INC.

(Exact name of registrant as specified in its charter)

New York	**13-0794380**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
34 North Meramec Avenue, St. Louis, Missouri	**63105**
(Address of principal executive offices)	(Zip Code)

(314) 573-9200

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock – Par Value $1.00 Per Share with a Stated Value of $20.00**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO ☒

The aggregate stated value of the Common Stock beneficially owned with respect to rights of disposition by persons who are not affiliates (as defined in Rule 405 under the Securities Act of 1933) of the registrant on June 30, 2011, was approximately $231,408,340. Pursuant to a Voting Trust Agreement, dated as of March 16, 2007, approximately 82% of the outstanding shares of Common Stock are held of record by five Trustees who are each directors or officers of the registrant and who collectively exercise the voting rights with respect to such shares. The registrant is 100% owned by its active and retired employees, and there is no public trading market for the registrant's Common Stock. See Item 5 of this Annual Report on Form 10-K.

The number of shares of Common Stock outstanding at February 29, 2012 was 12,992,383.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the documents listed below have been incorporated by reference into the indicated Part of this Annual Report on Form 10-K:
Information Statement relating to the 2012 Annual Meeting of Shareholders – Part III, Items 10-14

Graybar Electric Company, Inc. and Subsidiaries
Annual Report on Form 10-K

For the Fiscal Year Ended December 31, 2011

TABLE OF CONTENTS

PART I

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements of Graybar Electric Company, Inc. ("Graybar" or the "Company"), the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2011, included in this Annual Report on Form 10-K. The results shown herein are not necessarily indicative of the results to be expected in any future periods.

Certain statements, other than purely historical information, including estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Acts"). These forward-looking statements generally are identified by the words "believes", "projects", "expects", "anticipates", "estimates", "intends", "strategy", "plan", "may", "will", "would", "will be", "will continue", "will likely result", and other similar expressions. The Company intends such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the PSLRA. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse impact on the Company's operations and future prospects on a consolidated basis include, but are not limited to: general economic conditions, particularly in the residential, commercial, and industrial building construction industries, volatility in the prices of industrial metal commodities, disruptions in the Company's sources of supply, a sustained interruption in the operation of the Company's information systems, increased funding requirements and expenses related to the Company's pension plan, adverse legal proceedings or other claims, and the inability, or limitations on the Company's ability, to raise debt or equity capital. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, unless otherwise required by applicable securities law. Further information concerning the Company, including additional factors that could materially impact our financial results, is included herein and in our other filings with the United States Securities and Exchange Commission (the "SEC" or "Commission"). Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of this Annual Report on Form 10-K for the year ended December 31, 2011.

All dollar amounts are stated in thousands ($000s) in the following discussion, except for per share data.

Item 1. Business

The Company

Graybar Electric Company, Inc. is engaged in the distribution of electrical, communications and data networking ("comm/data") products, and the provision of related supply chain management and logistics services, primarily to electrical and comm/data contractors, industrial plants, federal, state and local governments, commercial users, telephone companies, and power utilities in North America. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States of America ("US"). Graybar also has subsidiary operations with distribution facilities in Canada and Puerto Rico.

The Company was incorporated under the laws of the State of New York on December 11, 1925 to purchase the wholesale distribution business of Western Electric Company, Incorporated. Graybar is one hundred percent (100%) owned by its active and retired employees, and there is no public trading market for its common stock. The location of the principal executive offices of the Company is 34 North Meramec Avenue, St. Louis, Missouri 63105 and its telephone number is (314) 573-9200.

The Company maintains an internet website at: http://www.graybar.com. Graybar's filings with the SEC, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are accessible free of charge on our website at: http://www.graybar.com/company/about/sec-filings, as soon as reasonably practicable after we file the reports with the SEC. Additionally, a copy of the Company's SEC filings can be obtained at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 on official business days or by calling the SEC at 1-800-SEC-0330. A copy of our electronically filed materials can also be obtained at: http://www.sec.gov.

Suppliers

Graybar distributes approximately one million products purchased from over 4,100 manufacturers and suppliers through the Company's network of distribution facilities. The relationship between the Company and its suppliers is customarily a nonexclusive national or regional distributorship, terminable upon 30 to 90 days notice by either party. The Company maintains long-standing relationships with a number of its principal suppliers.

The Company purchased approximately fifty-two percent (52%) of the products it sold during 2011 from its top 25 suppliers. However, the Company generally deals with more than one supplier for any product category, and there are alternative sources of comparable products available for nearly all product categories.

Products

The Company stocks approximately 75,000 of the products it distributes and, therefore, is able to supply its customers locally with a wide variety of electrical and comm/data products. The products distributed by the Company consist primarily of wire and cable, lighting fixtures, power distribution equipment, comm/data products for wide and local area networks, conduit, boxes and fittings, wiring devices, industrial automation, motor controls, industrial enclosures, lamps, tools and test equipment, station apparatus, fuses, and transformers.

Order Backlog

The Company had orders on hand totaling $661,493 and $604,233 on December 31, 2011 and 2010, respectively. The Company expects that approximately ninety percent (90%) of the orders it had on hand at December 31, 2011 will be filled within the twelve-month period ending December 31, 2012. Generally, orders placed by customers and accepted by the Company have resulted in sales. However, customers from time to time request cancellation and the Company has historically allowed such cancellations.

Sales And Distribution

Graybar sells its products primarily through a network of sales offices and distribution facilities located in thirteen geographical districts throughout the US. The Company operates multiple distribution facilities in each district, each of which carries an inventory of products and operates as a wholesale distributor for the territory in which it is located. Some districts have sales offices that do not carry an inventory. In addition, the Company maintains seven national zone warehouses and eight district service centers containing inventories of both standard and specialized products. Both the national zone warehouses and district service centers replenish local inventories carried at the Company's US distribution facilities and make shipments directly to customers. The Company also has subsidiary operations with distribution facilities located in Canada and Puerto Rico.

The sales and distribution facilities operated by the Company at December 31, 2011 are shown below:

US Locations

District	Number of Sales and Distribution Facilities*	National Zone Warehouses
Atlanta	21	Austell, GA
Boston	11	Fresno, CA
California	21	Joliet, IL
Chicago	19	Richmond, VA
Dallas	13	Springfield, MO
Minneapolis	17	Stafford, TX
New York	11	Youngstown, OH
Phoenix	11	
Pittsburgh	19	
Richmond	18	
Seattle	11	
St. Louis	17	
Tampa	19	

**Includes District Service Centers*

International Locations

	Number of Distribution Facilities
Graybar Electric Canada, Ltd.	
Halifax, Nova Scotia, Canada	30
Graybar International, Inc.	
Carolina, Puerto Rico	1

When the specialized nature or size of a particular shipment warrants, the Company has products shipped directly from its suppliers to the place of use; otherwise, orders are filled from the Company's inventory. On a dollar volume basis, approximately fifty-seven percent (57%) and fifty-six percent (56%) of customer orders were filled from the Company's inventory in 2011 and 2010, respectively, and the remainder were shipped directly from the supplier to the place of use.

The Company generally finances its inventory through the collection of trade receivables and trade accounts payable terms with its suppliers. The Company's short-term borrowing facilities are also used to finance inventory when necessary. Historically, the Company has not used long-term borrowings to finance inventory.

The Company distributes its products to approximately 117,000 customers, which fall into three principal classes. The following list shows the approximate percentage of the Company's total sales attributable to each of these classes for the last three years:

	Percentage of Sales For the Years Ended December 31,		
Class of Customers	**2011**	2010	2009
Electrical Contractors	**45.5%**	45.2%	46.0%
Data and Voice Communications	**20.0%**	20.6%	20.5%
Commercial & Industrial	**21.6%**	19.4%	18.5%

At December 31, 2011, the Company employed approximately 2,900 persons in sales capacities. Approximately 1,200 of these sales personnel were outside sales representatives working to generate sales with current and prospective customers. The remainder of the sales personnel were sales and marketing managers, inside sales representatives, and advertising, quotation, and counter personnel.

Competition

The Company believes that it is one of the four largest wholesale distributors of electrical and comm/data products in the US. This market is highly competitive, and the Company estimates that the five largest wholesale distributors account for approximately twenty-eight percent (28%) of the total market. The balance of the market is made up of several thousand independent distributors operating on a local, regional, or national basis and of manufacturers who sell their products directly to end users.

The Company's pricing structure for the products it sells reflects the costs associated with the services that it provides, and the Company believes its prices are generally competitive. The Company believes that, while price is an important customer consideration, it is the service that Graybar is able to provide customers that distinguishes the Company from many of its competitors, whether they are distributors or manufacturers selling direct. Graybar views its ability to quickly supply its customers with a broad range of electrical and comm/data products through conveniently located distribution facilities as a competitive advantage that customers value. However, if a customer is not looking for one distributor to provide a wide range of products and does not require prompt delivery or other services, a competitor of the Company that does not provide these benefits may be in a position to offer a lower price.

Foreign Sales

Sales by the Company to customers in foreign countries were made primarily by Company subsidiaries in Canada and Puerto Rico and accounted for approximately six percent (6%), six percent (6%), and five percent (5%) of consolidated sales in 2011, 2010, and 2009, respectively. Limited export activities are handled primarily from Company facilities in Texas, Florida, and California. Long-lived assets located outside the US represented approximately two percent (2%), two percent (2%), and one percent (1%) of the Company's consolidated total assets at the end of 2011, 2010, and 2009, respectively. The Company does not have significant foreign currency exposure and does not believe there are any other significant risks attendant to its foreign operations.

Employees

At December 31, 2011, the Company employed approximately 7,400 persons on a full-time basis. Approximately 120 of these persons were covered by union contracts. The Company has not had a material work stoppage and considers its relations with its employees to be good.

Item 1A. Risk Factors

Our liquidity, financial condition, and results of operations are subject to various risks, including, but not limited to, those discussed below. The risks outlined below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our liquidity, financial condition, and results of operations.

Our sales fluctuate with general economic conditions, particularly in the residential, commercial, and industrial building construction industries. Our operating locations are widely distributed geographically across the US and, to a lesser extent, Canada. Customers for both electrical and comm/data products are similarly diverse – we have approximately 117,000 customers and our largest customer accounts for only four percent (4%) of our total sales. While our geographic and customer concentrations are relatively low, our results of operations are, nonetheless, dependent on favorable conditions in both the general economy and the construction industry. In addition, conditions in the construction industry are greatly influenced by the availability of project financing and the cost of borrowing.

The Company's results of operations are impacted by changes in commodity prices, primarily copper and steel. Many of the products sold by the Company are subject to wide and frequent price fluctuations because they are composed primarily of copper or steel, two industrial metal commodities that have been subject to extreme price volatility during the past several years. Examples of such products include copper wire and cable and steel conduit, enclosures, and fittings. The Company's gross margin rate, or mark-up percentage, on these products is relatively constant over time, though not necessarily in the short term. Therefore, as the cost of these products to the Company declines, pricing to our customers decreases by a similar percentage. This impacts our results of operations by lowering both sales and gross margin. Rising copper and steel prices have the opposite effect, increasing both sales and gross margin, assuming the quantities of the affected products sold remain constant.

The impact of commodity price fluctuations on the value of our merchandise inventory is reduced by the Company's use of the last-in, first-out ("LIFO") inventory cost method, which matches current product costs to current sales.

We purchase all of the products we sell to our customers from other parties. As a wholesale distributor, our business and financial results are dependent on our ability to purchase products from manufacturers not controlled by our Company that we, in turn, sell to our customers. Approximately fifty-two percent (52%) of our purchases are made from only 25 manufacturers. A sustained disruption in our ability to source product from one or more of the largest of these vendors might have a material impact on our ability to fulfill customer orders resulting in lost sales and, in rare cases, damages for late or non-delivery.

Our daily activities are highly dependent on the uninterrupted operation of our information systems. We are a recognized industry leader for our use of information technology in all areas of our business – sales, customer service, inventory management, finance, accounting, and human resources. We maintain redundant information systems as part of our disaster recovery program and, if necessary, are able to operate in many respects using a paper-based system to help mitigate a complete interruption in our information processing capabilities. Nonetheless, our information systems remain vulnerable to natural disasters, wide-area telecommunications or power utility outages, terrorist or cyber-attack, or other major disruptions. A sustained interruption in the functioning of our information systems, however unlikely, could lower operating income by negatively impacting sales, expenses, or both.

We may experience losses or be subject to increased funding and expenses related to our pension plan. A decline in the market value of plan assets or the interest rates used to measure the required minimum funding levels and the pension obligation may increase the funding requirements of our defined benefit pension plan, the pension obligation itself, and pension expenses. Government regulations may accelerate the timing and amounts required to fund the plan. Demographic changes in our workforce, including longer life expectancies, increased numbers of retirements, and retiree age at retirement may also cause funding requirements, pension expenses, and the pension obligation to be higher than expected. Any or all of these factors could have a material negative impact on our liquidity, financial position, and/or our results of operations.

We are subject to legal proceedings and other claims arising out of the conduct of our business. These proceedings and claims relate to public and private sector transactions, product liability, contract performance, and employment matters. On the basis of information currently available to us, we do not believe that existing proceedings and claims will have a material impact on our financial position or results of operations. However, litigation is unpredictable, and we could incur judgments or enter into settlements for current or future claims that could adversely affect our financial position or our results of operations in a particular period.

More specifically, with respect to asbestos litigation, as of December 31, 2011, approximately 2,500 individual cases and 146 class actions are pending that allege actual or potential asbestos-related injuries resulting from the use of or exposure to products allegedly sold by us. Additional claims will likely be filed against us in the future. Our insurance carriers have historically borne virtually all costs and liability with respect to this litigation and are continuing to do so. Accordingly, our future liability with respect to pending and unasserted claims is dependent on the continued solvency of our insurance carriers. Other factors that could impact this liability are: the number of future claims filed against us; the defense and settlement costs associated with these claims; changes in the litigation environment, including changes in federal or state law governing the compensation of asbestos claimants; adverse jury verdicts in excess of historic settlement amounts; and bankruptcies of other asbestos defendants. Because any of these factors may change, our future exposure is unpredictable and it is possible that we may incur costs that would have a material adverse impact on our liquidity, financial position, or results of operations in future periods.

Our financing arrangements and loan agreements contain financial covenants and certain other restrictions on our activities and those of our subsidiaries. Our senior unsecured notes and revolving credit facility impose contractual limits on our ability, and the ability of our subsidiaries with respect to indebtedness, liens, changes in the nature of business, investments, mergers and acquisitions, the issuance of equity securities, the disposition of assets and the dissolution of certain subsidiaries, transactions with affiliates, restricted payments (subject to incurrence tests, with certain exceptions), as well as securitizations and factoring transactions. In addition, we are required to maintain acceptable financial ratios relating to debt leverage, interest coverage, net worth, asset performance, and certain other customary covenants. Our failure to comply with these obligations may cause an event of default triggering an acceleration of the debt owed to our creditors or limit our ability to obtain additional credit under these facilities. While we expect to remain in compliance with the terms of our credit agreements, our failure to do so could have a negative impact on our ability to borrow funds and maintain acceptable levels of cash flow from financing activities.

The value of our common stock is dependent primarily upon the regular payment of dividends, which are paid at the discretion of the Board of Directors. The purchase price for our common stock under the Company's purchase option is the same as the issue price. Accordingly, as long as Graybar exercises its option to purchase, appreciation in the value of an investment in our common stock is dependent solely on the Company's ability and willingness to declare stock dividends. Although cash dividends have been paid on the common stock each year since 1929, as with any corporation's common stock, payment of dividends is subject to the discretion of the Board of Directors.

There is no public trading market for our common stock. The Company's common stock is one hundred percent (100%) owned by its active and retired employees. Common stock may not be sold by the holder thereof, except after first offering it to the Company. The Company has always exercised this purchase option in the past and expects that it will continue to do so. As a result, no public trading market for our common stock exists, nor is one expected to develop. This lack of a public trading market for the Company's common stock may limit Graybar's ability to raise large amounts of equity capital.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of December 31, 2011, the Company had seven national zone warehouses ranging in size from approximately 160,000 to 240,000 square feet. The lease arrangement used to finance three of the national zone warehouses is discussed in Note 13 of the Notes to the Consolidated Financial Statements, located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K. Of the remaining four national zone warehouses, two are owned and two are leased. The remaining lease terms on these two leased facilities are approximately two and five years.

The Company also had eight district service centers ranging in size from 116,000 to 210,000 square feet as of December 31, 2011. Four of the eight district service centers are owned and the others are leased. The remaining lease terms on the leased district service centers are between two and eight years.

Graybar operates in thirteen geographical districts, each of which maintains multiple distribution facilities that consist primarily of warehouse space. A small portion of each distribution facility is used for offices. Some districts have sales offices that do not carry an inventory of products. The number of distribution and sales facilities, excluding service centers, in a district varies from ten to twenty-one and totals 200 for all districts. The facilities range in size from approximately 1,000 to 130,000 square feet, with the average being approximately 32,000 square feet. The Company owns 116 of these distribution facilities and leases 84 of them for varying terms, with the majority having a remaining lease term of less than five years.

The Company maintains thirty distribution facilities in Canada, of which nineteen are owned and eleven are leased. The majority of the leased facilities have a remaining lease term of less than five years. The facilities range in size from approximately 2,000 to 60,000 square feet. In November 2010, the Company purchased nine facilities from a related party in Canada that were previously leased. The Company also has a 22,000 square foot facility in Puerto Rico, the lease on which expires in 2014.

The Company's headquarters are located in St. Louis, Missouri in an 83,000 square foot building owned by the Company. In August 2011, the Company purchased the 200,000 square foot operations and administration center in St. Louis that the Company had been leasing since 2001.

As of December 31, 2011, the Company had granted security interests on seven of the buildings discussed above that secure $28,720 in debt under a lease arrangement with an independent lessor.

Item 3. Legal Proceedings

There are presently no pending legal proceedings that are expected to have a material impact on the Company or its subsidiaries.

Item 4. Mine Safety Disclosures

Not applicable.

Supplemental Item. Executive Officers of the Registrant

The following table lists the name, age as of March 1, 2012, position, offices and certain other information with respect to the executive officers of the Company. The term of office of each executive officer will expire upon the appointment of his or her successor by the Board of Directors.

Name	Age	Business experience last five years
M. J. Beagen	55	Employed by Company in 1980; Vice President and Controller, September 2005 to present.
D. B. D'Alessandro	51	Employed by Company in 1983; Senior Vice President and Chief Financial Officer, May 2005 to present.
M. W. Geekie	50	Employed by XTRA Corporation, General Counsel and Secretary, August 2005 to February 2008; Employed by Company in 2008; Deputy General Counsel, February 2008 to August 2008; Senior Vice President, Secretary and General Counsel, August 2008 to present.
L. R. Giglio	57	Employed by Company in 1978; Senior Vice President, Operations, April 2002 to present.
R. C. Lyons	55	Employed by Company in 1979; District Vice President – Tampa District, July 2003 to March 2011; Senior Vice President – North America Business, April 2011 to present.
K. M. Mazzarella	51	Employed by Company in 1980; Senior Vice President – Human Resources and Strategic Planning, December 2005 to April 2008; Senior Vice President – Sales and Marketing, Comm/Data, April 2008 to February 2010; Senior Vice President – Sales and Marketing, March 2010 to November 2010; Executive Vice President, Chief Operating Officer, December 2010 to present.
B. L. Propst	42	Employed by Company in 2002; Senior Corporate Counsel, March 2004 to March 2008; Vice President – Human Resources, April 2008 to June 2009; Senior Vice President – Human Resources, June 2009 to present.
J. N. Reed	54	Employed by Company in 1980; Vice President and Treasurer, April 2000 to present.
R. A. Reynolds, Jr.	63	Employed by Company in 1972; President and Chief Executive Officer, July 2000 to present; Chairman of the Board, April 2001 to present.

[THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK]

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's capital stock is one hundred percent (100%) owned by its active and retired employees, and there is no public trading market for its common stock. Since 1928, substantially all of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. Under applicable state law, a voting trust may not have a term greater than ten years. The 2007 Voting Trust Agreement expires by its terms on March 15, 2017. At December 31, 2011, approximately eighty-two percent (82%) of the common stock was held in this voting trust. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record.

No shareholder may sell, transfer, or otherwise dispose of shares of common stock or the voting trust interests issued with respect thereto ("common stock", "common shares", or "shares") without first offering the Company the option to purchase such shares at the price at which the shares were issued. The Company also has the option to purchase at the issue price the common stock of any holder who dies or ceases to be an employee of the Company for any cause other than retirement on a Company pension. The Company has always exercised its purchase option and expects to continue to do so. All outstanding shares of the Company have been issued at $20.00 per share.

The following table sets forth information regarding purchases of common stock by the Company, all of which were made pursuant to the foregoing provisions:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs
October 1 to October 31, 2011	38,201	$20.00	N/A
November 1 to November 30, 2011	42,287	$20.00	N/A
December 1 to December 31, 2011	15,725	$20.00	N/A
Total	96,213	$20.00	N/A

Capital Stock at December 31, 2011

Title of Class	Number of Security Holders	Number of Shares[(A)]
Voting Trust Interests issued with respect to Common Stock	4,921	10,597,350
Common Stock	1,017	2,284,162
Total	5,938	12,881,512

(A) Adjusted for the declaration of a ten percent (10%) stock dividend in 2011, shares related to which were issued on February 1, 2012.

Dividend Data (in dollars per share)	Year Ended December 31,	
Period	**2011**	2010
First Quarter	$0.30	$0.30
Second Quarter	0.30	0.30
Third Quarter	0.30	0.30
Fourth Quarter	1.10	1.10
Total	$2.00	$2.00

On December 8, 2011, a ten percent (10%) stock dividend was declared to shareholders of record on January 3, 2012. Shares representing this dividend were issued on February 1, 2012.

On December 9, 2010, a ten percent (10%) stock dividend was declared to shareholders of record on January 3, 2011. Shares representing this dividend were issued on February 4, 2011.

Company Performance

The following graph shows a five-year comparison of cumulative total shareholders' returns for the Company's common stock, the Standard & Poor's 500 Composite Stock Index, and a Comparable Company Index consisting of public firms selected by Graybar as being representative of our line of business.



Total Shareholders' Returns
$350
$300
$250
$200
$150
$100
$ 50
$ 0
2006
2007
2008
2009
2010
2011

	2006	2007	2008	2009	2010	2011
Graybar ▲	$100.00	$120.78	$158.50	$208.00	$251.21	$303.41
S&P 500 ■	$100.00	$103.53	$ 63.69	$ 78.62	$ 88.67	$ 88.67
Comparable Company Index ◆	$100.00	$109.54	$ 85.18	$110.26	$156.42	$184.37

The comparison above assumes $100.00 invested on December 31, 2006 and reinvestment of dividends (including the $1.10 per share cash dividend paid by the Company on January 2, 2007).

The companies included in the Comparable Company Index are Anixter International Inc., Applied Industrial Technologies, Inc., W. W. Grainger, Inc., Interline Brands, Inc., Owens & Minor, Inc., Park-Ohio Holdings Corp., Watsco, Inc., and WESCO International, Inc.

The market value of the Company's stock, in the absence of a public trading market, assumes continuation of the Company's practice of issuing and purchasing offered securities at $20.00 per share.

Item 6. Selected Financial Data

This summary should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

Five Year Summary of Selected Consolidated Financial Data

(Stated in thousands, except for per share data)

For the Years Ended December 31,	2011	2010	2009	2008	2007
Gross Sales	**$5,395,239**	$4,634,231	$4,395,718	$5,423,122	$5,279,653
Cash Discounts	**(20,439)**	(17,854)	(17,836)	(22,968)	(21,352)
Net Sales	**$5,374,800**	$4,616,377	$4,377,882	$5,400,154	$5,258,301
Gross Margin	**$ 995,259**	$ 866,641	$ 854,950	$1,045,219	$1,032,318
Net Income attributable to Graybar Electric Company, Inc.	**$ 81,425**	$ 41,998	$ 37,277	$ 87,400	$ 83,421
Average common shares outstanding [(A)]	**12,876**	12,812	12,879	12,800	12,598
Net Income attributable to Graybar Electric Company, Inc. per share of Common Stock [(A)]	**$ 6.32**	$ 3.28	$ 2.89	$ 6.83	$ 6.62
Cash Dividends per share of Common Stock	**$ 2.00**	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Total assets	**$1,704,739**	$1,519,438	$1,431,953	$1,556,199	$1,532,028
Total liabilities [(B)]	**$1,133,345**	$ 960,631	$ 893,784	$1,048,608	$1,048,649
Shareholders' equity [(B)]	**$ 571,394**	$ 558,807	$ 538,169	$ 507,591	$ 483,379
Working capital [(C)]	**$ 393,733**	$ 415,724	$ 424,993	$ 431,126	$ 394,291
Long-term debt	**$ 10,345**	$ 64,859	$ 80,959	$ 113,633	$ 115,419

(A) All periods adjusted for the declaration of a ten percent (10%) stock dividend declared in December 2011, a ten percent (10%) stock dividend declared in December 2010, a ten percent (10%) stock dividend declared in December 2009, a twenty percent (20%) stock dividend declared in December 2008, and a twenty percent (20%) stock dividend declared in December 2007. Prior to these adjustments, the average common shares outstanding for the years ended December 31, 2010, 2009, 2008, and 2007 were 11,647, 10,644, 9,617, and 7,888, respectively.

(B) All periods adjusted for the January 1, 2009 adoption of accounting and disclosure requirements under generally accepted accounting principles in the US ("US GAAP") issued by the Financial Accounting Standards Board ("FASB") regarding noncontrolling interests in consolidated financial statements.

(C) Working capital is defined as total current assets less total current liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis provides a narrative on the Company's results of operations, financial condition, liquidity, and cash flows for the three-year period ended December 31, 2011. This discussion should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

Business Overview

The North American economy continued its slow recovery from the deep recession of 2008-2009 during the year ended December 31, 2011. The high unemployment rate and low level of residential construction activity continued to weigh on the US economy for much of the year. Growth in industrial production, however, helped push plant capacity utilization rates and capital expenditures on business equipment to their highest levels in three years. Non-residential construction grew moderately during 2011, driven primarily by investment in the energy sector.

Graybar's net sales and gross margin expanded at a significantly faster rate than the general economy during 2011. Net sales increased 16.4%, while gross margin rose 14.8% during the year ended December 31, 2011, compared to the same twelve month period in 2010. Price inflation had a moderately positive impact on net sales during 2011. Rising product costs, coupled with price competition, contributed to a decline in gross margin as a percent of net sales to 18.5% during the twelve months ended December 31, 2011 from 18.8% for the same period in 2010.

The Company expects its growth in net sales to closely track the growth projected for the general economy, which is expected to continue to expand slowly in 2012. The Company also projects that it will face continued downward pressure on gross margin as a percent of net sales in the year ahead.

Consolidated Results of Operations

The following table sets forth certain information relating to the operations of the Company stated in thousands of dollars and as a percentage of net sales for the years ended December 31, 2011, 2010, and 2009:

	2011		2010		2009	
	Dollars	**Percent**	Dollars	Percent	Dollars	Percent
Net Sales	**$ 5,374,800**	**100.0%**	$ 4,616,377	100.0%	$ 4,377,882	100.0%
Cost of merchandise sold	**(4,379,541)**	**(81.5)**	(3,749,736)	(81.2)	(3,522,932)	(80.5)
Gross Margin	**995,259**	**18.5**	866,641	18.8	854,950	19.5
Selling, general and administrative expenses	**(822,678)**	**(15.3)**	(753,988)	(16.3)	(745,886)	(17.0)
Depreciation and amortization	**(33,140)**	**(0.6)**	(39,725)	(0.9)	(39,352)	(0.9)
Other income, net	**3,769**	**0.1**	4,608	0.1	2,786	0.1
Income from Operations	**143,210**	**2.7**	77,536	1.7	72,498	1.7
Interest expense, net	**(10,021)**	**(0.2)**	(8,062)	(0.2)	(9,967)	(0.2)
Income before provision for income taxes	**133,189**	**2.5**	69,474	1.5	62,531	1.5
Provision for income taxes	**(51,298)**	**(1.0)**	(27,181)	(0.6)	(25,089)	(0.6)
Net Income	**81,891**	**1.5**	42,293	0.9	37,442	0.9
Net income attributable to noncontrolling interests	**(466)**	**—**	(295)	—	(165)	—
Net Income attributable to Graybar Electric Company, Inc.	**$ 81,425**	**1.5%**	$ 41,998	0.9%	$ 37,277	0.9%

2011 Compared to 2010

Net sales totaled $5,374,800 for the year ended December 31, 2011, compared to $4,616,377 for the year ended December 31, 2010, an increase of $758,423, or 16.4%. Net sales to the electrical and comm/data market sectors during the year ended December 31, 2011 increased 15.2% and 19.1%, respectively, compared to the year ended December 31, 2010.

Gross margin increased $128,618, or 14.8%, to $995,259 from $866,641, due to higher net sales for the year ended December 31, 2011, compared to the year ended December 31, 2010. The Company's gross margin as a percent of net sales was 18.5% for the year ended December 31, 2011, down from 18.8% in 2010, primarily due to price competition and rising product costs.

Selling, general and administrative expenses increased $68,690, or 9.1%, to $822,678 for the year ended December 31, 2011, compared to $753,988 for the year ended December 31, 2010, mainly due to higher employment-related costs. Selling, general and administrative expenses as a percentage of net sales for the year ended December 31, 2011 were 15.3%, down from 16.3% in 2010.

Depreciation and amortization expenses for the year ended December 31, 2011 decreased $6,585, or 16.6%, to $33,140 from $39,725 for the year ended December 31, 2010. This decrease was due primarily to a decrease in software amortization. Depreciation and amortization expenses as a percentage of net sales decreased to 0.6% for the year ended December 31, 2011, compared to 0.9% of net sales for the year ended December 31, 2010.

Other income, net consists primarily of gains on the disposal of property, trade receivable interest charges to customers, and other miscellaneous income items related to the Company's business activities. Other income, net totaled $3,769 for the year ended December 31, 2011, compared to $4,608 for the year ended December 31, 2010. Losses on the sale of property were $(140) for the year ended December 31, 2011, compared to gains on the disposal of property of $1,177 for the year ended December 31, 2010. Other income, net for the year ended December 31, 2011, included property impairment losses of $(312), primarily on assets that were held for sale.

Income from operations totaled $143,210 for the year ended December 31, 2011, an increase of $65,674, or 84.7%, from $77,536 for the year ended December 31, 2010. The increase was due to higher net sales and gross margin and lower depreciation and amortization expenses, partially offset by increases in selling, general and administrative expenses and lower other income, net.

Interest expense, net increased $1,959, or 24.3%, to $10,021 for the year ended December 31, 2011 from $8,062 for the year ended December 31, 2010. This increase was due to the settlement of the interest rate swap totaling $3,257 during the fourth quarter of 2011, partially offset by a lower level of outstanding long-term debt during the year ended December 31, 2011, compared to 2010.

The increase in income from operations and higher interest expense, net resulted in income before provision for income taxes of $133,189 for the year ended December 31, 2011, an increase of $63,715, or 91.7%, compared to $69,474 for the year ended December 31, 2010.

The Company's total provision for income taxes increased $24,117, or 88.7%, to $51,298 for the year ended December 31, 2011 from $27,181 for the year ended December 31, 2010, as a result of higher income before provision for income taxes. The Company's effective tax rate was 38.5% for the year ended December 31, 2011, down from 39.1% for the year ended December 31, 2010. The effective tax rates for the years ended December 31, 2011 and 2010 were higher than the 35.0% US federal statutory rate primarily due to state and local income taxes.

Net income attributable to Graybar Electric Company, Inc. for the year ended December 31, 2011 increased $39,427, or 93.9%, to $81,425 from $41,998 for the year ended December 31, 2010.

2010 Compared to 2009

Net sales totaled $4,616,377 for the year ended December 31, 2010, compared to $4,377,882 for the year ended December 31, 2009, an increase of $238,495, or 5.4%. Net sales to the electrical and comm/data market sectors during the year ended December 31, 2010 increased 3.1% and 11.4%, respectively, compared to the year ended December 31, 2009.

Gross margin increased $11,691, or 1.4%, to $866,641 from $854,950, due to higher net sales for the year ended December 31, 2010, compared to the year ended December 31, 2009. The Company's gross margin as a percent of net sales was 18.8% for the year ended December 31, 2010, down from 19.5% in 2009, primarily due to price competition and rising product costs.

Selling, general and administrative expenses increased $8,102, or 1.1%, to $753,988 for the year ended December 31, 2010, compared to $745,886 for the year ended December 31, 2009, mainly due to higher employee compensation costs. Selling, general and administrative expenses as a percentage of net sales for the year ended December 31, 2010 were 16.3%, down from 17.0% in 2009.

Depreciation and amortization expenses for the year ended December 31, 2010 increased $373, or 0.9%, to $39,725 from $39,352 for the year ended December 31, 2009. This increase was due primarily to an increase in information technology assets. Depreciation and amortization expenses as a percentage of net sales remained flat at 0.9% for the year ended December 31, 2010, compared to the year ended December 31, 2009.

Other income, net consists primarily of gains on the disposal of property, trade receivable interest charges to customers, and other miscellaneous income items related to the Company's business activities. Other income, net totaled $4,608 for the year ended December 31, 2010, compared to $2,786 for the year ended December 31, 2009. Gains on the sale of real and personal property, net of losses, were $1,177 for the year ended December 31, 2010, compared to gains on the disposal of property of $524 for the year ended December 31, 2009. Other income, net for the year ended December 31, 2009, included property impairment losses of $(576), primarily on assets that were held for sale.

Income from operations totaled $77,536 for the year ended December 31, 2010, an increase of $5,038, or 6.9%, from $72,498 for the year ended December 31, 2009. The increase was due to higher net sales, gross margin, and other income, net, partially offset by increases in selling, general and administrative expenses and depreciation and amortization expenses.

Interest expense, net declined $1,905, or 19.1%, to $8,062 for the year ended December 31, 2010 from $9,967 for the year ended December 31, 2009. This reduction was mainly due to a lower level of outstanding long-term debt during the year ended December 31, 2010, compared to 2009.

The increase in income from operations and lower interest expense, net resulted in income before provision for income taxes of $69,474 for the year ended December 31, 2010, an increase of $6,943, or 11.1%, compared to $62,531 for the year ended December 31, 2009.

The Company's total provision for income taxes increased $2,092, or 8.3%, to $27,181 for the year ended December 31, 2010 from $25,089 for the year ended December 31, 2009, as a result of higher income before provision for income taxes. The Company's effective tax rate was 39.1% for the year ended December 31, 2010, down from 40.1% for the year ended December 31, 2009. The effective tax rates for the years ended December 31, 2010 and 2009 were higher than the 35.0% US federal statutory rate primarily due to state and local income taxes.

Net income attributable to Graybar Electric Company, Inc. for the year ended December 31, 2010 increased $4,721, or 12.7%, to $41,998 from $37,277 for the year ended December 31, 2009.

Financial Condition and Liquidity

The Company has historically funded its working capital requirements using cash flows generated by the collection of trade receivables and trade accounts payable terms with its suppliers, supplemented by short-term bank lines of credit. Capital assets are financed primarily by common stock sales to the Company's employees and long-term debt.

Cash Flow Information **For the Years Ended December 31,**	**2011**	2010	2009
Net cash provided (used) by operations	**$ 94,908**	$(10,240)	$114,365
Net cash used by investing activities	**(60,996)**	(29,120)	(25,012)
Net cash used by financing activities	**(44,301)**	(42,148)	(55,932)
Net (Decrease) Increase in Cash	**$(10,389)**	$(81,508)	$ 33,421

Operating Activities

Net cash provided by operations was $94,908 for the year ended December 31, 2011, compared to net cash used by operations of $10,240 for the year ended December 31, 2010. Positive cash flows from operations for the year ended December 31, 2011 were primarily attributable to net income of $81,891, adjusted for non-cash depreciation and amortization expenses of $33,140, increases in trade accounts payable of $93,649 and other non-current liabilities of $33,326, partially offset by increases in trade receivables of $119,505 and other non-current assets of $33,547.

Trade receivables increased during 2011, due primarily to a 16.4% increase in net sales for the year ended December 31, 2011, compared to the year ended December 31, 2010. The average number of days of sales outstanding at December 31, 2011, measured using annual sales, increased modestly, compared to the average number of days at December 31, 2010. Average days of sales outstanding for the three month period ended December 31, 2011, increased moderately, compared to the same three month period of 2010. Average inventory turnover increased significantly for the year ended December 31, 2011, compared to the same period of 2010. Merchandise inventory turnover for the three month period ended December 31, 2011, improved moderately, compared to the same three month period of 2010.

Current assets exceeded current liabilities by $393,733 at December 31, 2011, a decrease of $21,991, or 5.3%, from $415,724 at December 31, 2010.

Investing Activities

Net cash used by investing activities totaled $60,996 for the year ended December 31, 2011, compared to $29,120 used during the year ended December 31, 2010. Capital expenditures for property were $62,162 and $33,624, and proceeds from the disposal of property were $296 and $3,880, for the years ended December 31, 2011 and 2010, respectively. The increase in capital expenditures for 2011 was primarily due to the Company's exercise of its purchase option available under the lease agreement on its 200,000 square foot operations and administrative center in St. Louis. The proceeds received in 2011 were primarily from the sale of personal property and the proceeds received in 2010 were primarily from the sale of real property. Cash received from the Company's investment in affiliated company was $870 and $624, for the years ended December 31, 2011 and 2010, respectively, and relates to the Company's membership in Graybar Financial Services, LLC.

Financing Activities

Net cash used by financing activities totaled $44,301 for the year ended December 31, 2011, compared to $42,148 used during the year ended December 31, 2010.

Cash provided by short-term borrowings was $22,867 for the year ended December 31, 2011, compared to $4,463 for the year ended December 31, 2010. The increase in short-term borrowings in 2011 was due, in part, to the purchase of the operations and administrative center discussed above. The Company made payments on long-term debt, including current portion, of $43,864 and capital lease obligations of $3,306 during the year ended December 31, 2011. The Company made payments on long-term debt, including current portion, of $32,160 and capital lease obligations of $1,968 during the year ended December 31, 2010.

Cash provided by the sale of common stock amounted to $11,121 and $9,799, and purchases of treasury stock were $9,264 and $10,448, for the years ended December 31, 2011 and 2010, respectively. Cash paid to purchase noncontrolling interest stock was $109 and $151, for the years ended December 31, 2011 and 2010, respectively. Cash provided by the sale of noncontrolling interest stock was $512 for the year ended December 31, 2011. There were no sales of noncontrolling interest stock for the year ended December 31, 2010. Cash dividends paid were $22,258 and $20,211, for the years ended December 31, 2011 and 2010, respectively.

Cash and cash equivalents were $71,967 at December 31, 2011, a decrease of $10,389, or 12.6%, from $82,356 at December 31, 2010.

Liquidity

The Company had a revolving credit agreement with a group of thirteen banks at an interest rate based on the London Interbank Offered Rate ("LIBOR") that consisted of an unsecured, $200,000 five-year facility that was to expire in May 2012. On September 28, 2011, the Company and Graybar Canada Limited, the Company's Canadian operating subsidiary ("Graybar Canada"), entered into a new unsecured, five-year, $500,000 revolving credit facility maturing in September 2016 with Bank of America, N.A. and other lenders named therein, which includes a combined letter of credit ("L/C") sub-facility of up to $50,000, a US swing line loan facility of up to $50,000, and a Canadian swing line loan facility of up to $20,000 (the "Credit Agreement"). The Credit Agreement also includes a $100,000 sublimit (in US or Canadian dollars) for borrowings by Graybar Canada and contains an accordion feature, which allows the Company to request increases in the aggregate borrowing commitments of up to $200,000. This Credit Agreement replaced the revolving credit agreement that had been due to expire in May 2012, which was terminated upon the closing of the new revolving credit facility.

Interest on the Company's borrowings under the revolving credit facility is based on, at the borrower's election, either (i) the base rate (as defined in the Credit Agreement), or (ii) LIBOR, in each case plus an applicable margin, as set forth in the pricing grid detailed in the Credit Agreement and described below. In connection with any borrowing, the applicable borrower also selects the term of the loan, up to six months, or an automatically renewing term with the consent of the lenders. Swing line loans, which are short-term loans, bear interest at a rate based on, at the borrower's election, either the base rate or on the daily floating Eurodollar rate. In addition to interest payments, there are also certain fees and obligations associated with borrowings, swing line loans, letters of credit, and other administrative matters.

The obligations of Graybar Canada under the new revolving credit facility are secured by the guaranty of the Company and any material US subsidiaries of the Company. Under no circumstances will Graybar Canada use its borrowings to benefit Graybar or its operations, including without limitation, the repayment of any of the Company's obligations under the revolving credit facility.

The Credit Agreement provides for a quarterly commitment fee ranging from 0.2% to 0.35% per annum, subject to adjustment based upon the Company's consolidated leverage ratio for a fiscal quarter, and letter of credit fees ranging from1.05% to 1.65% per annum payable quarterly, also subject to such adjustment. Borrowings can be either base rate loans plus a margin ranging from 0.05% to 0.65% or LIBOR loans plus a margin ranging from 1.05% to 1.65%, subject to adjustment based upon the Company's consolidated leverage ratio. Availability under the Credit Agreement is subject to the accuracy of representations and warranties, the absence of an event of default, and, in the case of Canadian borrowings denominated in Canadian dollars, the absence of a material adverse change in the national or international financial markets, which would make it impracticable to lend Canadian dollars.

The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company and its subsidiaries with respect to indebtedness, liens, changes in the nature of business, investments, mergers and acquisitions, the issuance of equity securities, the disposition of assets and the dissolution of certain subsidiaries, transactions with affiliates, restricted payments (subject to incurrence tests, with certain exceptions), as well as securitizations and factoring transactions. There are also maximum leverage ratio and minimum interest coverage ratio financial covenants to which the Company will be subject during the term of the Credit Agreement.

The Credit Agreement also provides for customary events of default, including a failure to pay principal, interest or fees when due, failure to comply with covenants, the fact that any representation or warranty made by any of the credit parties is materially incorrect, the occurrence of an event of default under certain other indebtedness of the Company and its subsidiaries (including existing senior notes), the commencement of certain insolvency or receivership events affecting any of the credit parties, certain actions under ERISA, and the occurrence of a change in control of any of the credit parties (subject to certain permitted transactions as described in the Credit Agreement). Upon the occurrence of an event of default, the commitments of the lenders may be terminated and all outstanding obligations of the credit parties under the Credit Agreement may be declared immediately due and payable.

At December 31, 2010, the Company had a $100,000 trade receivable securitization program that expired in accordance with its terms on October 7, 2011. As a result of this expiration, the security interest in the trade receivables granted by GCC to the commercial paper conduit was terminated. There were no borrowings outstanding under the trade receivable securitization program at December 31, 2010.

Short-term borrowings of $42,562 outstanding at December 31, 2011 were drawn under the revolving credit facility. Short-term borrowings outstanding at December 31, 2010 totaled $19,695 and were drawn by Graybar Canada against a bank line of credit secured by all personal property of that subsidiary. This bank line of credit was terminated on December 5, 2011 and replaced by the $100,000 borrowing sublimit now available to Graybar Canada under the revolving credit facility.

Short-term borrowings outstanding during the years ended December 31, 2011 and 2010 ranged from a minimum of $13,800 and $10,786 to a maximum of $91,548 and $20,962, respectively.

At December 31, 2011, the Company had available to it unused lines of credit amounting to $457,438, compared to $307,308 at December 31, 2010. These lines are available to meet the short-term cash requirements of the Company and certain committed lines of credit have annual fees of up to 35 basis points (0.35%) and 67 basis points (0.67%) of the committed lines of credit as of December 31, 2011 and 2010, respectively.

The Company has a lease agreement with an independent lessor, which provides $28,720 of financing for five of the Company's distribution facilities. The agreement carries a five-year term expiring July 2013. The financing structure used with this lease qualifies as a silo of a variable interest entity. In accordance with US GAAP, the Company, as the primary beneficiary, consolidates the silo in its financial statements.

In December 2011, the Company notified the independent lessor of its intent to prepay and terminate the lease arrangement due in July 2013. The Company expects to liquidate the $27,715 balance owed on the lease arrangement during the first quarter of 2012. As a result, the Company reclassified the $27,715 lease arrangement from long-term debt to current portion of long-term debt as of December 31, 2011.

As of December 31, 2011, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $15,118, current portion long-term debt of $27,715, and a noncontrolling interest of $1,005. At December 31, 2010, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $15,775, long-term debt of $27,715, and a noncontrolling interest of $1,005.

Under the terms of the lease agreement, the amount guaranteed by the Company as the residual fair value of the property subject to the lease arrangement was $28,720 at December 31, 2011 and 2010.

The revolving credit agreement and certain other note agreements contain various affirmative and negative covenants. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company was in compliance with all covenants under these agreements as of December 31, 2011 and 2010.

Contractual Obligations and Commitments

The Company had the following contractual obligations as of December 31, 2011:

		Payments due by period			
Contractual obligations	**Total**	**2012**	**2013 and 2014**	**2015 and 2016**	**After 2016**
Long-term debt obligations	$ 47,463	$ 39,832	$ 7,631	$ —	$ —
Capital lease obligations	5,848	2,798	2,986	64	—
Operating lease obligations	73,045	18,035	25,427	15,161	14,422
Purchase obligations	567,459	567,459	—	—	—
Total	$693,815	$628,124	$36,044	$15,225	$14,422

Long-term debt and capital lease obligations consist of both principal and interest payments.

Purchase obligations consist of open purchase orders issued in the normal course of business. Many of these purchase obligations may be cancelled with limited or no financial penalties.

The table above does not include $137,968 of accrued, unfunded pension obligations, $87,336 of accrued, unfunded employment-related benefit obligations, of which $78,999 is related to the Company's postretirement benefit plan, and $3,746 in contingent payments for uncertain tax positions because it is not certain when these obligations will be settled or paid.

The Company also expects to make contributions totaling approximately $41,300 to its defined benefit pension plan during 2012 that are not included in the table. The Company contributed $41,461 to its defined benefit pension plan in 2011.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with US GAAP, which require the Company to make estimates and assumptions (see Note 2 in notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K). The Company believes the following accounting policies have the potential to have a more significant impact on its financial statements either because of the significance of the financial statement item to which they relate or because they involve a higher degree of judgment and complexity.

Revenue Recognition

Revenue is recognized when evidence of a customer arrangement exists, prices are fixed and determinable, product title, ownership and risk of loss transfers to the customer, and collectability is reasonably assured. Revenues recognized are primarily for product sales, but also include freight and handling charges. The Company's standard shipping terms are FOB shipping point, under which product title passes to the customer at the time of shipment. The Company does, however, fulfill some customer orders based on shipping terms of FOB destination, whereby title passes to the customer at the time of delivery. The Company also earns revenue for services provided to customers for supply chain management and logistics services. Service revenue, which accounts for less than one percent (1%) of net sales, is recognized when services are rendered and completed. Revenue is reported net of all taxes assessed by governmental authorities as a result of revenue-producing transactions, primarily sales tax.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers, and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances to reflect the expected uncollectability of trade receivables based on past collection history, the economic environment, and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

Income Taxes

The Company recognizes deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. Uncertainty exists regarding tax positions taken in previously filed tax returns still subject to examination and positions expected to be taken in future returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages.

Merchandise Inventory

The Company values its inventories at the lower of cost (determined using the last-in, first-out ("LIFO") cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales. In assessing the ultimate realization of inventories, the Company makes judgments as to its return rights to suppliers and future demand requirements. If actual future demand, market conditions, or supplier return provisions are less favorable than those projected by management, additional inventory write-downs may be required.

Pension and Postretirement Benefits Plans

The Company's pension and postretirement benefits obligations and expenses are determined based on the selection of certain assumptions developed by the Company and used by its actuaries in calculating such amounts. For the Company's pension obligation, the most significant assumptions are the expected long-term rate of return on plan assets and the interest rate used to discount plan liabilities. For the Company's postretirement benefits plan liability, the most significant assumption is the interest rate used to discount the plan obligations.

The following tables present key assumptions used to measure the pension and postretirement benefits obligations at December 31:

	Pension Benefits		Postretirement Benefits	
	2011	2010	**2011**	2010
Discount rate	**4.75%**	5.50%	**4.25%**	4.75%
Expected return on plan assets	**6.25%**	6.25%	**—**	—

While management believes that the assumptions selected by the Company are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and postretirement benefits obligations and future pension and postretirement benefits expense. For example, holding all other assumptions constant, a one percent (1%) decrease in the discount rate used to calculate both pension expense for 2011 and the pension liability as of December 31, 2011 would have increased pension expense by $9,600 and the pension liability by $83,800, respectively. Similarly, a one percent (1%) decrease in the discount rate would have increased 2011 postretirement benefits expense by $200 and the December 31, 2011 postretirement benefits liability by $6,577.

A decrease in the expected long-term rate of return on plan assets could result in higher pension expense and increase or accelerate the Company's contributions to the defined benefit pension plan in future years. As an example, holding all other assumptions constant, a one percent (1%) decrease in the assumed rate of return on plan assets would have increased 2011 pension expense by $4,100.

For measurement of the postretirement benefits net periodic cost, an 8.00% annual rate of increase in per capita cost of covered health care benefits was assumed for 2011. The rate was assumed to decrease to 5.00% in 2019 and to remain at that level thereafter. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2011, 2010 and 2009 postretirement benefit obligations or net periodic benefit cost.

Supplier Volume Incentives

The Company's agreements with many of its suppliers provide for the Company to earn volume incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid quarterly or annually in arrears. The Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company believes is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of merchandise sold as the related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized in earnings in the period in which the change in estimate occurs. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

New Accounting Standards

No new accounting standards that were issued or became effective during 2011 have had or are expected to have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update ("ASU" or "Update") No. 2011-08, "Intangibles-Goodwill and Other: Testing Goodwill for Impairment". This ASU amends the guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. This Update does not change how goodwill is calculated or assigned to reporting units nor does it revise the requirement to test goodwill annually for impairment. This guidance was adopted early by Graybar for the annual period ending December 31, 2011.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income". This Update eliminates the option to present the components of comprehensive income as a part of the Statement of Changes in Shareholders' Equity and requires entities to present the components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU does not change the items that are required to be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive

Income in Accounting Standards Update No. 2011-05", which deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments also do not affect how earnings per share is calculated or presented. This guidance, as amended, was adopted by Graybar for its annual report period ending December 31, 2011. Although adopting the guidance will not impact the Company's accounting for comprehensive income, it affected the Company's presentation of components of comprehensive income by eliminating the historical practice of showing these items within the Company's Consolidated Statements of Changes in Shareholders' Equity.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". This Update amends the guidance on fair value measurements to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and International Financial Reporting Standards ("IFRS"). This ASU does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. This guidance is effective for interim and annual periods beginning after December 15, 2011.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the "Acts") were enacted by the US Congress in March 2010. The Acts have both short- and long-term implications for benefit plan standards. Implementation of this legislation is planned to occur in phases, with some plan standard changes taking effect beginning in 2010 and other changes becoming effective through 2018.

In the short-term, the Company's healthcare costs are expected to increase due to the Acts' raising of the maximum eligible age for covered dependents to receive benefits, the elimination of the lifetime dollar limits per covered individual, and restrictions on annual dollar limits on essential benefits per covered individual, among other standard requirements. In the long-term, the Company's healthcare costs may increase due to the enactment of the excise tax on "high cost" healthcare plans.

The Company continues to evaluate the impact, if any, the Acts will have on its financial statements as new regulations under the Acts are issued. The Company expects the general trend in healthcare costs to continue to rise and the effects of the Acts, and any future legislation, could materially impact the cost of providing healthcare benefits for many employers, including the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's primary exposures to market risk are interest rate risk associated with debt obligations, foreign currency exchange rate risk, and commodity risk.

Interest Rate Risk

The Company's interest expense is sensitive to changes in the general level of interest rates. Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of the Company's debt portfolio. A change in market interest rates on the fixed-rate portion of the debt portfolio impacts the fair value of the financial instrument, but has no impact on interest incurred or cash flows. A change in market interest rates on the variable-rate portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value of the financial instrument. To mitigate the cash flow impact of interest rate fluctuations on the cost of financing its capital assets, the Company generally endeavors to maintain a significant portion of its long-term debt as fixed-rate in nature.

Based on $70,277 in variable-rate debt outstanding at December 31, 2011, a one percent (1%) increase in interest rates would increase the Company's interest expense by $703 per annum.

The following table provides information about financial instruments that are sensitive to changes in interest rates. The table presents principal payments on debt and related weighted-average interest rates by expected maturity dates:

							December 31, 2011	
Debt Instruments	2012	2013	2014	2015	2016	After 2016	**Total**	**Fair Value**
Long-term, fixed-rate debt	$13,775	9,410	872	63	—	—	**$24,120**	**$23,195**
Weighted-average interest rate	6.00%	5.96%	3.85%	4.28%	—	—		
Long-term, variable-rate debt	$27,715	—	—	—	—	—	**$27,715**	**$27,715**
Weighted-average interest rate	1.92%	—	—	—	—	—		
Short-term, variable-rate borrowings	$42,562	—	—	—	—	—	**$42,562**	**$42,562**
Weighted-average interest rate	2.31%	—	—	—	—	—		

The fair value of long-term debt is estimated by discounting cash flows using current borrowing rates available for debt of similar maturities.

The Company entered into a swap agreement to manage interest rates on amounts due under a variable-rate lease arrangement in September 2000. In December 2011, the Company settled the interest rate swap. The amount of loss recorded in interest expense was $3,257.

Foreign Currency Exchange Rate Risk

The functional currency for the Company's Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at year-end and its income and expenses are translated using average exchange rates prevailing during the year. Currency translation adjustments are included in accumulated other comprehensive loss. Exposure to foreign currency exchange rate fluctuations is not material.

Commodity Risk

The Company has a moderate level of primary exposure to commodity price risk on products it purchases for resale, such as wire and cable, steel conduit, and many other products that contain copper or steel or both. Graybar does not purchase commodities directly, however.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS:

Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2011, included in our Annual Report on Form 10-K for such period as filed with the SEC, should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto.

Certain statements, other than purely historical information, including estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believes", "projects", "expects", "anticipates", "estimates", "intends", "strategy", "plan", "may", "will", "would", "will be", "will continue", "will likely result", and similar expressions. The Company intends such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the PSLRA. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse impact on the Company's operations and future prospects on a consolidated basis include, but are not limited to: general economic conditions, particularly in the residential, commercial, and industrial building construction industries, volatility in the prices of industrial metal commodities, disruptions in the Company's sources of supply, a sustained interruption in the operation of the Company's information systems, increased funding requirements and expenses related to the Company's pension plan, adverse legal proceedings or other claims, and the inability, or limitations on the Company's ability, to raise debt or equity capital. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Further information concerning our business, including additional factors that could materially impact our financial results, is included herein and in our other filings with the SEC. Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of this Annual Report on Form 10-K for the year ended December 31, 2011.

Item 8. Financial Statements and Supplementary Data

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Ernst & Young LLP
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ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Graybar Electric Company, Inc.

We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graybar Electric Company, Inc. at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

St. Louis, Missouri
March 8, 2012

Graybar Electric Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Stated in thousands, except per share data)	For the Years Ended December 31, **2011**	2010	2009
Net Sales	**$ 5,374,800**	$ 4,616,377	$ 4,377,882
Cost of merchandise sold	**(4,379,541)**	(3,749,736)	(3,522,932)
Gross Margin	**995,259**	866,641	854,950
Selling, general and administrative expenses	**(822,678)**	(753,988)	(745,886)
Depreciation and amortization	**(33,140)**	(39,725)	(39,352)
Other income, net	**3,769**	4,608	2,786
Income from Operations	**143,210**	77,536	72,498
Interest expense, net	**(10,021)**	(8,062)	(9,967)
Income before provision for income taxes	**133,189**	69,474	62,531
Provision for income taxes	**(51,298)**	(27,181)	(25,089)
Net Income	**81,891**	42,293	37,442
Net income attributable to noncontrolling interests	**(466)**	(295)	(165)
Net Income attributable to Graybar Electric Company, Inc.	**$ 81,425**	$ 41,998	$ 37,277
Net Income attributable to Graybar Electric Company, Inc. per share of Common Stock[(A)]	**$ 6.32**	$ 3.28	$ 2.89

(A) Adjusted for the declaration of a ten percent (10%) stock dividend in December 2011, shares related to which were issued in February 2012. Prior to the adjustment, the average common shares outstanding were 11,647 and 11,708 for the years ended December 31, 2010 and 2009, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Stated in thousands)	For the Years Ended December 31, 2011	2010	2009
Net Income	**$ 81,891**	$ 42,293	$ 37,442
Other Comprehensive Income			
Foreign currency translation	**(1,520)**	2,807	7,385
Unrealized gain less realized loss from interest rate swap (net of tax of $1,831, $102, and $557, respectively)	**2,876**	161	875
Pension and postretirement benefits liability adjustment (net of tax of $31,454, $1,646, and $2,827, respectively)	**(49,405)**	(2,586)	4,440
Total Other Comprehensive (Loss) Income	**(48,049)**	382	12,700
Comprehensive Income	**$ 33,842**	$ 42,675	$ 50,142
Less: comprehensive income attributable to noncontrolling interests, net of tax	**(438)**	(421)	(595)
Comprehensive Income attributable to Graybar Electric Company, Inc.	**$ 33,404**	$ 42,254	$ 49,547

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Stated in thousands, except share and per share data)			December 31, 2011	December 31, 2010
ASSETS				
Current Assets				
Cash and cash equivalents			**$ 71,967**	$ 82,356
Trade receivables (less allowances of $7,764 and $7,299, respectively)			**797,717**	678,212
Merchandise inventory			**396,124**	390,350
Other current assets			**23,507**	15,891
Total Current Assets			**1,289,315**	1,166,809
Property, at cost				
Land			**64,691**	49,890
Buildings			**374,008**	349,781
Furniture and fixtures			**188,929**	176,814
Software			**76,906**	76,906
Capital leases			**12,546**	10,214
Total Property, at cost			**717,080**	663,605
Less – accumulated depreciation and amortization			**(386,150)**	(362,793)
Net Property			**330,930**	300,812
Other Non-current Assets			**84,494**	51,817
Total Assets			**$1,704,739**	$1,519,438
LIABILITIES				
Current Liabilities				
Short-term borrowings			**$ 42,562**	$ 19,695
Current portion of long-term debt			**41,490**	32,191
Trade accounts payable			**614,004**	520,355
Accrued payroll and benefit costs			**117,965**	95,511
Other accrued taxes			**15,329**	15,248
Dividends payable			**12,943**	11,686
Other current liabilities			**51,289**	56,399
Total Current Liabilities			**895,582**	751,085
Postretirement Benefits Liability			**71,699**	72,462
Pension Liability			**136,668**	62,816
Long-term Debt			**10,345**	64,859
Other Non-current Liabilities			**19,051**	9,409
Total Liabilities			**1,133,345**	960,631
SHAREHOLDERS' EQUITY				
	Shares at December 31, 2011	Shares at December 31, 2010		
Capital Stock				
Common, stated value $20.00 per share				
Authorized	**20,000,000**	20,000,000		
Issued to voting trustees	**10,611,982**	9,498,347		
Issued to shareholders	**2,285,255**	2,148,384		
In treasury, at cost	**(15,725)**	(26,755)		
Outstanding Common Stock	**12,881,512**	11,619,976	**257,630**	232,400
Common shares subscribed	**610,949**	565,844	**12,219**	11,317
Less subscriptions receivable	**(610,949)**	(565,844)	**(12,219)**	(11,317)
Retained Earnings			**458,139**	423,602
Accumulated Other Comprehensive Loss			**(150,364)**	(102,343)
Total Graybar Electric Company, Inc. Shareholders' Equity			**565,405**	553,659
Noncontrolling Interests			**5,989**	5,148
Total Shareholders' Equity			**571,394**	558,807
Total Liabilities and Shareholders' Equity			**$1,704,739**	$ 1,519,438

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in thousands)	For the Years Ended December 31, 2011	2010	2009
Cash Flows from Operations			
Net Income	**$ 81,891**	$ 42,293	$ 37,442
Adjustments to reconcile net income to cash provided by operations:			
Depreciation and amortization	**33,140**	39,725	39,352
Deferred income taxes	**424**	10,627	941
Net losses (gains) on disposal of property	**140**	(1,177)	(524)
Losses on impairment of property	**312**	—	576
Net income attributable to noncontrolling interests	**(466)**	(295)	(165)
Changes in assets and liabilities:			
Trade receivables	**(119,505)**	(100,812)	82,378
Merchandise inventory	**(5,774)**	(80,728)	64,191
Other current assets	**(7,616)**	11,462	3,520
Other non-current assets	**(33,547)**	(2,429)	(1,397)
Trade accounts payable	**93,649**	69,076	(60,218)
Accrued payroll and benefit costs	**22,454**	28,572	(53,645)
Other current liabilities	**(3,520)**	(11,662)	13,529
Other non-current liabilities	**33,326**	(14,892)	(11,615)
Total adjustments to net income	**13,017**	(52,533)	76,923
Net cash provided (used) by operations	**94,908**	(10,240)	114,365
Cash Flows from Investing Activities			
Proceeds from disposal of property	**296**	3,880	1,633
Capital expenditures for property	**(62,162)**	(33,624)	(27,263)
Investment in affiliated company	**870**	624	618
Net cash used by investing activities	**(60,996)**	(29,120)	(25,012)
Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	**22,867**	4,463	(5,217)
Repayment of long-term debt	**(43,864)**	(32,160)	(32,085)
Proceeds from long-term debt	**—**	8,528	—
Principal payments under capital leases	**(3,306)**	(1,968)	(801)
Sales of common stock	**11,121**	9,799	11,392
Purchases of treasury stock	**(9,264)**	(10,448)	(11,901)
Sales of noncontrolling interests' common stock	**512**	—	464
Purchases of noncontrolling interests' common stock	**(109)**	(151)	(109)
Dividends paid	**(22,258)**	(20,211)	(17,675)
Net cash used by financing activities	**(44,301)**	(42,148)	(55,932)
Net (Decrease) Increase in Cash	**(10,389)**	(81,508)	33,421
Cash, Beginning of Year	**82,356**	163,864	130,443
Cash, End of Year	**$ 71,967**	$ 82,356	$163,864
Supplemental Cash Flow Information:			
Non-cash Investing and Financing Activities:			
Acquisition of equipment under capital leases	**$ 2,332**	$ 5,009	$ 2,792
Cash Paid During the Year for:			
Interest, net of amounts capitalized	**$ 10,880**	$ 8,562	$ 10,470
Income taxes, net of refunds	**$ 55,136**	$ 15,037	$ 19,965

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Graybar Electric Company, Inc. Shareholders' Equity				
(Stated in thousands)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Shareholders' Equity
Balance, December 31, 2008	$193,256	$425,276	$(114,869)	$3,928	$507,591
Net income		37,277		165	37,442
Other comprehensive income			12,270	430	12,700
Stock issued	11,392			464	11,856
Stock purchased	(11,901)			(109)	(12,010)
Dividends declared	19,223	(38,633)			(19,410)
Balance, December 31, 2009	$211,970	$423,920	$(102,599)	$4,878	$538,169
Net income		41,998		295	42,293
Other comprehensive income			256	126	382
Stock issued	9,799				9,799
Stock purchased	(10,448)			(151)	(10,599)
Dividends declared	21,079	(42,316)			(21,237)
Balance, December 31, 2010	$232,400	$423,602	$(102,343)	$5,148	$558,807
Net income		81,425		466	81,891
Other comprehensive loss			(48,021)	(28)	(48,049)
Stock issued	11,121			512	11,633
Stock purchased	(9,264)			(109)	(9,373)
Dividends declared	23,373	(46,888)			(23,515)
Balance, December 31, 2011	**$257,630**	**$458,139**	**$(150,364)**	**$5,989**	**$571,394**

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

1. DESCRIPTION OF THE BUSINESS

Graybar Electric Company, Inc. ("Graybar" or the "Company") is a New York corporation, incorporated in 1925. The Company is engaged in the distribution of electrical, communications and data networking ("comm/data") products and the provision of related supply chain management and logistics services, primarily to electrical and comm/data contractors, industrial plants, federal, state and local governments, commercial users, telephone companies, and power utilities in North America. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States of America ("US"). Graybar also has subsidiary operations with distribution facilities in Canada and Puerto Rico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies conform to generally accepted accounting principles in the US ("US GAAP") and are applied on a consistent basis among all years presented. Significant accounting policies are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of Graybar Electric Company, Inc. and its subsidiary companies. All material intercompany balances and transactions have been eliminated. The ownership interests that are held by owners other than the Company in subsidiaries consolidated by the Company are accounted for and reported as noncontrolling interests.

Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to prior years' financial information to conform to the December 31, 2011 presentation.

Subsequent Events

The Company has evaluated subsequent events through the time of the filing of this Annual Report on Form 10-K with the United States Securities and Exchange Commission ("SEC" or the "Commission"). No material subsequent events have occurred since December 31, 2011 that require recognition or disclosure in these financial statements.

Revenue Recognition

Revenue is recognized when evidence of a customer arrangement exists, prices are fixed and determinable, product title, ownership and risk of loss transfers to the customer, and collectability is reasonably assured. Revenues recognized are primarily for product sales, but also include freight and handling charges. The Company's standard shipping terms are FOB shipping point, under which product title passes to the customer at the time of shipment. The Company does, however, fulfill some customer orders based on shipping terms of FOB destination, whereby title passes to the customer at the time of delivery. The Company also earns revenue for services provided to customers for supply chain management and logistics services. Service revenue, which accounts for less than one percent (1%) of net sales, is recognized when services are rendered and completed. Revenue is reported net of all taxes assessed by governmental authorities as a result of revenue-producing transactions, primarily sales tax.

Outgoing Freight Expenses

The Company records certain outgoing freight expenses as a component of selling, general and administrative expenses. These costs totaled $40,896, $35,683, and $32,947 for the years ended December 31, 2011, 2010, and 2009, respectively.

Cash and Cash Equivalents

The Company accounts for cash on hand, deposits in banks, and other short-term, highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers, and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances to reflect the expected uncollectability of trade receivables based on past collection history, the economic environment, and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

Merchandise Inventory

The Company's inventory is stated at the lower of cost (determined using the last-in, first-out ("LIFO") cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales.

The Company makes provisions for obsolete or excess inventories as necessary to reflect reductions in inventory value.

Supplier Volume Incentives

The Company's agreements with many of its suppliers provide for the Company to earn volume incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid quarterly or annually in arrears. The Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company believes is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of merchandise sold as the related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized in earnings in the period in which the change in estimate occurs. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

Property and Depreciation

Property, plant and equipment are recorded at cost. Depreciation is expensed on a straight-line basis over the estimated useful lives of the related assets. Interest costs incurred to finance expenditures for major long-term construction projects are capitalized as part of the asset's historical cost and included in property, plant and equipment, then depreciated over the useful life of the asset. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Expenditures for maintenance and repairs are charged to expense when incurred, while the costs of significant improvements, which extend the useful life of the underlying asset, are capitalized.

Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade receivables. The Company performs ongoing credit evaluations of its customers, and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances for potential credit losses and such losses historically have been within management's expectations.

Fair Value

The Company endeavors to utilize the best available information in measuring fair value. US GAAP has established a fair value hierarchy, which prioritizes the inputs used in measuring fair value. The tiers in the hierarchy include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own data inputs and assumptions. The Company has used fair value measurements to value its pension plan assets and interest rate swap.

Derivative Financial Instruments

The Company's use of derivative financial instruments is limited to managing a well-defined interest rate risk. The Company does not use financial instruments or derivatives for any trading purposes.

Foreign Currency Exchange Rate

The functional currency for the Company's Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at year-end and its statements of income amounts are translated at the average rates of exchange prevailing during the year. Currency translation adjustments are included in accumulated other comprehensive loss.

Goodwill

The Company's goodwill and indefinite-lived intangible assets are not amortized, but rather tested annually for impairment. Goodwill is reviewed annually in the fourth quarter and/or when circumstances or other events might indicate that impairment may have occurred. The Company performs either a qualitative or quantitative assessment of goodwill impairment. The qualitative assessment considers several factors including the excess fair value over carrying value as of the last quantitative impairment test, the length of time since the last fair value measurement, the current carrying value, market conditions, actual performance compared to forecasted performance, and the current business outlook. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the reporting unit is quantitatively tested for impairment. If a quantitative assessment is required, the fair value is determined using a variety of assumptions including estimated future cash flows of the reporting unit and applicable discount rates. As of December 31, 2011, the Company has completed its annual impairment test and concluded that there is no impairment of the Company's goodwill. At December 31, 2011 and 2010, the Company had $6,680 of goodwill included in other non-current assets in its consolidated balance sheets.

Income Taxes

The Company recognizes deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. Uncertainty exists regarding tax positions taken in previously filed tax returns still subject to examination and positions expected to be taken in future returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages.

Other Postretirement Benefits

The Company accounts for postretirement benefits other than pensions by accruing the costs of benefits to be provided over the employees' periods of active service. These costs are determined on an actuarial basis. The Company's consolidated balance sheets reflect the funded status of postretirement benefits.

Pension Plan

The Company sponsors a noncontributory defined benefit pension plan accounted for by accruing the cost to provide the benefits over the employees' periods of active service. These costs are determined on an actuarial basis. The Company's consolidated balance sheets reflect the funded status of the defined benefit pension plan.

Variable Interest Entities

Effective January 1, 2010, the Company adopted new accounting guidance that modified the consolidation model in previous guidance and expanded the disclosures related to variable interest entities ("VIE"). The adoption of this new accounting guidance had no impact on the Company's financial statements.

An entity is considered to be a VIE if its total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if its equity investors, as a group, lack the characteristics of having a controlling financial interest. A reporting company is required to consolidate a VIE as its primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company has a lease agreement with an independent lessor that is considered to be a VIE. The agreement provides $28,720 of financing for five of the Company's distribution facilities and carries a five-year term expiring July 2013. The financing structure used with this lease qualifies as a silo of a VIE. The Company, as lessee, retains the power to direct the operational activities that most significantly impact the economic performance of the VIE and has an obligation to absorb losses and the right to receive benefits from the sale of the real property held by the VIE lessor. Therefore, the Company is the primary beneficiary of this VIE, and accordingly, consolidates the silo in its financial statements.

New Accounting Standards

No new accounting standards that were issued or became effective during 2011 have had or are expected to have a material impact on the Company's consolidated financial statements.

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" or "Update") No. 2011-08, "Intangibles-Goodwill and Other: Testing Goodwill for Impairment". This ASU amends the guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. This Update does not change how goodwill is calculated or assigned to reporting units nor does it revise the requirement to test goodwill annually for impairment. This guidance was adopted early by Graybar for the annual period ending December 31, 2011.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income". This Update eliminates the option to present the components of comprehensive income as a part of the Statement of Changes in Shareholders' Equity and requires entities to present the components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU does not change the items that are required to be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05", which deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments also do not affect how earnings per share is calculated or presented. This guidance, as amended, was adopted by Graybar for its annual report period ending December 31, 2011. Although adopting the guidance will not impact the Company's accounting for comprehensive income, it affected the Company's presentation of components of comprehensive income by eliminating the historical practice of showing these items within the Company's Consolidated Statements of Changes in Shareholders' Equity.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". This Update amends the guidance on fair value measurements to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and International Financial Reporting Standards ("IFRS"). This ASU does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. This guidance is effective for interim and annual periods beginning after December 15, 2011.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the "Acts") were enacted by the US Congress in March 2010. The Acts have both short- and long-term implications for benefit plan standards. Implementation of this legislation is planned to occur in phases, with some plan standard changes taking effect beginning in 2010 and other changes becoming effective through 2018.

In the short-term, the Company's healthcare costs are expected to increase due to the Acts' raising of the maximum eligible age for covered dependents to receive benefits, the elimination of the lifetime dollar limits per covered individual, and restrictions on annual dollar limits on essential benefits per covered individual, among other standard requirements. In the long-term, the Company's healthcare costs may increase due to the enactment of the excise tax on "high cost" healthcare plans.

The Company continues to evaluate the impact, if any, the Acts will have on its financial statements as new regulations under the Acts are issued. The Company expects the general trend in healthcare costs to continue to rise and the effects of the Acts, and any future legislation, could materially impact the cost of providing healthcare benefits for many employers, including the Company.

3. CASH DISCOUNTS AND DOUBTFUL ACCOUNTS

The following table summarizes the activity in the allowances for cash discounts and doubtful accounts:

	Beginning Balance	Provision (Charged to Expense)	Deductions	Ending Balance
For the Year Ended December 31, 2011				
Allowance for cash discounts	**$1,373**	**$20,440**	**$(20,315)**	**$1,498**
Allowance for doubtful accounts	**5,926**	**5,537**	**(5,197)**	**6,266**
Total	**$7,299**	**$25,977**	**$(25,512)**	**$7,764**
For the Year Ended December 31, 2010				
Allowance for cash discounts	$1,201	$17,854	$(17,682)	$1,373
Allowance for doubtful accounts	5,016	6,401	(5,491)	5,926
Total	$6,217	$24,255	$(23,173)	$7,299
For the Year Ended December 31, 2009				
Allowance for cash discounts	$1,515	$17,836	$(18,150)	$1,201
Allowance for doubtful accounts	6,048	7,581	(8,613)	5,016
Total	$7,563	$25,417	$(26,763)	$6,217

4. INVENTORY

The Company's inventory is stated at the lower of cost (determined using the last-in, first-out ("LIFO") cost method) or market. Had the first-in, first-out ("FIFO") method been used, merchandise inventory would have been approximately $148,513 and $129,888 greater than reported under the LIFO method at December 31, 2011 and 2010, respectively. In 2009, the Company liquidated portions of previously-created LIFO layers, resulting in decreases in cost of merchandise sold of $(16,685). The Company did not liquidate any portion of previously-created LIFO layers in 2011 and 2010.

Reserves for excess and obsolete inventories were $3,800 and $4,500 at December 31, 2011 and 2010, respectively. The change in the reserve for excess and obsolete inventories, included in cost of merchandise sold, was $(700), $600, and $(700) for the years ended December 31, 2011, 2010, and 2009, respectively.

5. PROPERTY AND DEPRECIATION

The Company provides for depreciation and amortization using the straight-line method over the following estimated useful asset lives:

Classification	Estimated Useful Asset Life
Buildings	42 years
Leasehold improvements	Over the shorter of the asset's life or the lease term
Furniture, fixtures, equipment and software	3 to 14 years
Assets held under capital leases	Over the shorter of the asset's life or the lease term

Depreciation expense was $27,728, $25,273, and $25,222 in 2011, 2010, and 2009, respectively.

At the time property is retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income, net.

Assets held under capital leases, consisting primarily of information technology equipment, are recorded in property with the corresponding obligations carried in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments. Assets held under leases which were capitalized during the year ended December 31, 2011 and 2010 were $2,332 and $5,009, respectively.

The Company capitalizes interest expense on major construction and development projects while in progress. Interest capitalized in 2011, 2010, and 2009 was $13, $120, and $269, respectively.

The Company capitalizes qualifying internal and external costs incurred to develop or obtain software for internal use during the application development stage. Costs incurred during the pre-application development and post-implementation stages are expensed as incurred. The Company capitalized software and software development costs of $2,619 and $3,375 in 2011 and 2010, respectively, and the amounts are recorded in furniture and fixtures.

Software of $76,906 on the balance sheet became fully amortized during 2011. At December 31, 2010, the unamortized software totaled $2,487. The estimated useful life of capitalized software is eight years.

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For assets classified as to be held and used, impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of the loss to be recognized. The impairment loss is calculated as the difference between the carrying amount of the asset and its estimated fair value. The analysis requires estimates of the amount and timing of projected cash flows and, where applicable, selection of an appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed necessary. For assets held for sale, impairment occurs whenever the net book value of the property listed for sale exceeds the expected selling price less estimated selling expenses. The net book value of assets held for sale was $6,074 and $2,421 at December 31, 2011 and 2010, respectively, and is recorded in net property.

The Company recorded impairment losses totaling $(312) and $(576) to account for the expected losses on those assets to be held and used where the carrying amount exceeded the estimated fair value of the assets and for the sale of properties classified as held for sale for the years ended December 31, 2011 and 2009, respectively. The impairment losses are included in other income, net in the consolidated statements of income for the years ended December 31, 2011 and 2009. The Company did not record any impairment charges in 2010.

6. INCOME TAXES

The Company determines its deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of its assets and liabilities calculated using enacted applicable tax rates. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements.

The Company's unrecognized tax benefits of $3,746, $3,843, and $3,754 as of December 31, 2011, 2010, and 2009, respectively, are uncertain tax positions that would impact the Company's effective tax rate if recognized. The Company is periodically engaged in tax return examinations, reviews of statute of limitations periods, and settlements surrounding income taxes. The Company does not anticipate a material change in unrecognized tax benefits during the next twelve months.

The Company's uncertain tax benefits, and changes thereto, during 2011, 2010, and 2009 were as follows:

	2011	2010	2009
Balance at January 1:	**$3,843**	$3,754	$3,874
Additions based on tax positions related to current year	**593**	699	650
Additions based on tax positions of prior years	**—**	119	—
Reductions for tax positions of prior years	**(579)**	(693)	(770)
Settlements	**(111)**	(36)	—
Balance at December 31:	**$3,746**	$3,843	$3,754

The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages. The Company has accrued $1,239 and $1,107 in interest and penalties in its statement of financial position at December 31, 2011 and 2010, respectively. Interest was computed on the difference between the provision for income taxes recognized in accordance with US GAAP and the amount of benefit previously taken or expected to be taken in the Company's federal, state, and local income tax returns.

The Company's federal income tax returns for the tax years 2008 and forward are available for examination by the United States Internal Revenue Service ("IRS"). The Company's 2008 and 2009 federal income tax returns are currently under audit examination by the IRS. This examination commenced during June 2011 and is expected to be completed during 2012. Since the audit process has not yet concluded, the audit outcome cannot yet be evaluated. The Company has not agreed to extend its federal statute of limitations for the 2008 tax year as of December 31, 2011. The federal statute of limitations for the 2008 tax year will expire on September 15, 2012, unless extended. The Company's state income tax returns for 2007 through 2011 remain subject to examination by various state authorities with the latest period closing on December 31, 2016. The Company has extended the statute of limitations in one state jurisdiction for the tax year 2006. The Company has not extended the statutes of limitations in any other state jurisdictions with respect to years prior to 2007. Such statutes of limitations will expire on or before November 15, 2012 unless extended.

The provisions for income taxes recorded in the consolidated statements of income are as follows:

For the Year Ended December 31,	2011	2010	2009
Federal income tax			
Current	**$44,531**	$ 14,366	$ 21,633
Deferred	**246**	9,428	777
State income tax			
Current	**6,343**	2,189	2,515
Deferred	**178**	1,198	164
Provision for income taxes	**$51,298**	$ 27,181	$ 25,089

Deferred income taxes are provided based upon differences between the financial statement and tax bases of assets and liabilities. The following deferred tax assets (liabilities) were recorded at December 31:

Assets (Liabilities)	2011	2010
Postretirement benefits	**$ 30,731**	$ 31,027
Payroll accruals	**2,519**	2,577
Bad debt reserves	**2,662**	2,544
Other deferred tax assets	**13,916**	13,472
Pension	**44,464**	19,092
Inventory	**2,861**	—
Subtotal	**97,153**	68,712
less: valuation allowances	**(306)**	(2,778)
Deferred tax assets	**96,847**	65,934
Fixed assets	**(26,614)**	(22,098)
Inventory	**—**	(1,744)
Computer software	**(2,778)**	(4,056)
Other deferred tax liabilities	**(1,477)**	(1,433)
Deferred tax liabilities	**(30,869)**	(29,331)
Net deferred tax assets	**$ 65,978**	$ 36,603

Deferred tax assets included in other current assets were $5,931 and $1,838 at December 31, 2011 and 2010, respectively. Deferred tax assets included in other non-current assets were $60,047 and $34,765 at December 31, 2011 and 2010, respectively. The Company's deferred tax assets include foreign net operating losses of $306 and $517 as of December 31, 2011 and 2010 that expire in 2020. The Company's deferred tax assets also include state net operating loss carryforwards of $2,251 and $2,819 as of December 31, 2011 and 2010, respectively, that expire between 2012 and 2030. The Company's deferred tax assets also include capital loss carryforwards of $2,261 at December 31, 2011 and 2010 that expire in 2013. The Company's valuation allowance against deferred tax assets was $306 and $2,778 for the year ended December 31, 2011 and 2010, respectively. During 2011, the likelihood of capital loss carryforward utilization necessitated the removal of corresponding valuation allowances against these items. Due to uncertainty surrounding ultimate utilization, a full valuation allowance against foreign net operating losses has been established.

The Company has undistributed earnings of non-US subsidiaries of approximately $46,212. No provision for US income taxes has been taken on undistributed earnings, which are deemed to be permanently reinvested.

A reconciliation between the "statutory" federal income tax rate and the effective tax rate in the consolidated statements of income is as follows:

For the Years Ended December 31,	2011	2010	2009
"Statutory" federal tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal benefit	**3.6**	2.7	2.3
Other, net	**(0.1)**	1.4	2.8
Effective tax rate	**38.5%**	39.1%	40.1%

7. CAPITAL STOCK

The Company's capital stock is one hundred percent (100%) owned by its active and retired employees, and there is no public trading market for its common stock. Since 1928, substantially all of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. Under applicable state law, a voting trust may not have a term greater than ten years. At December 31, 2011, approximately eighty-two percent (82%) of the common stock was held in a voting trust that expires by its terms on March 15, 2017. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created, but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record.

No shareholder may sell, transfer, or otherwise dispose of shares of common stock or the voting trust interests issued with respect thereto ("common stock", "common shares", or "shares") without first offering the Company the option to purchase such shares at the price at which the shares were issued. The Company also has the option to purchase at the issue price the common stock of any holder who dies or ceases to be an employee of the Company for any cause other than retirement on a Company pension. The Company has always exercised its purchase option and expects to continue to do so. All outstanding shares of the Company have been issued at $20.00 per share.

At the Company's annual meeting of shareholders on June 10, 2010, the shareholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 15,000,000 to 20,000,000 shares. The amendment was effective August 2010.

During 2011, the Company offered eligible employees and qualified retirees the right to subscribe to 877,000 shares of common stock at $20.00 per share in accordance with the provisions of the Company's Three-Year Common Stock Purchase Plan dated June 10, 2010. This resulted in the subscription of 610,949 shares totaling $12,219. Subscribers under the Plan elected to make payments under one of the following options: (i) all shares subscribed for on or before January 13, 2012; or (ii) all shares subscribed for in installments paid through payroll deductions (or in certain cases where a subscriber is no longer on the Company's payroll, through direct monthly payments) over an eleven-month period.

Common shares were delivered to subscribers as of January 13, 2012, in the case of shares paid for prior to January 13, 2012. Shares will be issued and delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September, and December, to the extent full payments for shares are made in the case of subscriptions under the installment method.

Shown below is a summary of shares purchased and retired by the Company during the three years ended December 31:

	Shares of Common Stock	
	Purchased	**Retired**
2011	**463,189**	**474,219**
2010	522,405	520,458
2009	595,073	602,926

The Company amended its Certificate of Incorporation to authorize a new class of 10,000,000 shares of Delegated Authority Preferred Stock ("preferred stock"), par value one cent ($0.01), on June 10, 2004. The preferred stock may be issued in one or more series, with the designations, relative rights, preferences, and limitations of shares of each such series being fixed by a resolution of the Board of Directors of the Company. There were no shares of preferred stock outstanding at December 31, 2011 and 2010.

On December 8, 2011, the Company declared a ten percent (10%) common stock dividend. Each shareholder was entitled to one share of common stock for every ten shares held as of January 3, 2012. The stock was issued February 1, 2012. On December 9, 2010, the Company declared a ten percent (10%) common stock dividend. Each shareholder was entitled to one share of common stock for every ten shares held as of January 3, 2011. The stock was issued on February 4,

2011. On December 10, 2009, the Company declared a ten percent (10%) common stock dividend. Each shareholder was entitled to one share of common stock for every ten shares held as of January 4, 2010. The stock was issued February 1, 2010.

8. NET INCOME PER SHARE OF COMMON STOCK

The per share computations for periods presented have been adjusted to reflect the new number of shares as of December 31, 2011, as a result of the stock dividend declared on December 8, 2011 payable to shareholders of record on January 3, 2012. Shares representing this dividend were issued on February 1, 2012. The computation of net income per share of common stock is based on the average number of common shares outstanding during each year, adjusted in all periods presented for the declaration of ten percent (10%) stock dividends in 2011, 2010, and 2009. The average number of shares used in computing net income per share of common stock at December 31, 2011, 2010, and 2009 was 12,876,095, 12,811,464, and 12,878,844, respectively.

9. LONG-TERM DEBT AND BORROWINGS UNDER SHORT-TERM CREDIT AGREEMENTS

	December 31,	
Long-term Debt	**2011**	2010
7.49% senior note, unsecured, due in annual installments of $14,286 beginning in July 2005 through July 2011	$ —	$ 14,286
Variable-rate lease arrangement, secured by facilities, due in July 2013	**27,715**	27,715
6.59% senior note, unsecured, due in semiannual installments of $3,750 beginning in October 2003 through April 2013	**11,250**	18,750
7.36% senior note, unsecured, due in semiannual installments of $3,095 beginning in May 2001 through November 2010, with a final payment of $3,094 due in May 2011	—	3,094
6.65% senior note, unsecured, due in annual installments of $3,636 beginning in June 2003 through June 2013	**7,273**	10,909
5.57% note, secured by facility, due in monthly installments of principal and interest of $32 through December 2014, with a final payment of $2,000 due in January 2015	—	2,977
5.79% note, secured by facility, due in monthly installments of principal and interest of $37 through October 2013, with a final payment of $3,444 due in November 2013	—	4,083
6.48% capital lease, secured by equipment, due in monthly installments of principal and interest of $47 beginning in January 2007 through December 2011	—	544
Variable-rate note, secured by facilities, due in monthly installments of $36 through October 2015, with a final payment of $6,583 due in November 2015	—	8,664
2.38% to 4.97% capital leases, secured by equipment, various maturities	**5,597**	6,028
	$ 51,835	$ 97,050
Less current portion	**(41,490)**	(32,191)
Long-term Debt	**$ 10,345**	$ 64,859

Long-term Debt matures as follows:	
2012	$41,490
2013	9,410
2014	872
2015	63
2016	—
After 2016	—
	$51,835

The net book value of property securing various long-term debt instruments was $16,847 and $40,429 at December 31, 2011 and 2010, respectively.

In December 2011, the Company notified the independent lessor of its intent to prepay and terminate the variable-rate lease arrangement due in July 2013. The Company expects to liquidate the $27,715 balance owed on the lease arrangement during the first quarter of 2012. As a result, the Company reclassified the $27,715 variable-rate lease arrangement from long-term debt to current portion of long-term debt as of December 31, 2011.

The Company had a revolving credit agreement with a group of thirteen banks at an interest rate based on the London Interbank Offered Rate ("LIBOR") that consisted of an unsecured, $200,000 five-year facility that was to expire in May 2012. On September 28, 2011, the Company and Graybar Canada Limited, the Company's Canadian operating subsidiary

("Graybar Canada"), entered into a new unsecured, five-year, $500,000 revolving credit facility maturing in September 2016 with Bank of America, N.A. and other lenders named therein, which includes a combined letter of credit ("L/C") sub-facility of up to $50,000, a US swing line loan facility of up to $50,000, and a Canadian swing line loan facility of up to $20,000 (the "Credit Agreement"). The Credit Agreement also includes a $100,000 sublimit (in US or Canadian dollars) for borrowings by Graybar Canada and contains an accordion feature, which allows the Company to request increases in the aggregate borrowing commitments of up to $200,000. This Credit Agreement replaced the revolving credit agreement that had been due to expire in May 2012, which was terminated upon the closing of the new revolving credit facility.

Interest on the Company's borrowings under the revolving credit facility is based on, at the borrower's election, either (i) the base rate (as defined in the Credit Agreement), or (ii) LIBOR, in each case plus an applicable margin, as set forth in the pricing grid detailed in the Credit Agreement and described below. In connection with any borrowing, the applicable borrower also selects the term of the loan, up to six months, or an automatically renewing term with the consent of the lenders. Swing line loans, which are short-term loans, bear interest at a rate based on, at the borrower's election, either the base rate or on the daily floating Eurodollar rate. In addition to interest payments, there are also certain fees and obligations associated with borrowings, swing line loans, letters of credit, and other administrative matters.

The obligations of Graybar Canada under the new revolving credit facility are secured by the guaranty of the Company and any material US subsidiaries of the Company. Under no circumstances will Graybar Canada use its borrowings to benefit Graybar or its operations, including without limitation, the repayment of any of the Company's obligations under the revolving credit facility.

The Credit Agreement provides for a quarterly commitment fee ranging from 0.2% to 0.35% per annum, subject to adjustment based upon the Company's consolidated leverage ratio for a fiscal quarter, and letter of credit fees ranging from 1.05% to 1.65% per annum payable quarterly, also subject to such adjustment. Borrowings can be either base rate loans plus a margin ranging from 0.05% to 0.65% or LIBOR loans plus a margin ranging from 1.05% to 1.65%, subject to adjustment based upon the Company's consolidated leverage ratio. Availability under the Credit Agreement is subject to the accuracy of representations and warranties, the absence of an event of default, and, in the case of Canadian borrowings denominated in Canadian dollars, the absence of a material adverse change in the national or international financial markets, which would make it impracticable to lend Canadian dollars.

The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company and its subsidiaries with respect to indebtedness, liens, changes in the nature of business, investments, mergers and acquisitions, the issuance of equity securities, the disposition of assets and the dissolution of certain subsidiaries, transactions with affiliates, restricted payments (subject to incurrence tests, with certain exceptions), as well as securitizations and factoring transactions. There are also maximum leverage ratio and minimum interest coverage ratio financial covenants to which the Company will be subject during the term of the Credit Agreement.

The Credit Agreement also provides for customary events of default, including a failure to pay principal, interest or fees when due, failure to comply with covenants, the fact that any representation or warranty made by any of the credit parties is materially incorrect, the occurrence of an event of default under certain other indebtedness of the Company and its subsidiaries (including existing senior notes), the commencement of certain insolvency or receivership events affecting any of the credit parties, certain actions under ERISA, and the occurrence of a change in control of any of the credit parties (subject to certain permitted transactions as described in the Credit Agreement). Upon the occurrence of an event of default, the commitments of the lenders may be terminated and all outstanding obligations of the credit parties under the Credit Agreement may be declared immediately due and payable.

At December 31, 2010, the Company had a $100,000 trade receivable securitization program that expired in accordance with its terms on October 7, 2011. As a result of this expiration, the security interest in the trade receivables granted by GCC to the commercial paper conduit was terminated. There were no borrowings outstanding under the trade receivable securitization program at December 31, 2010.

Short-term borrowings of $42,562 outstanding at December 31, 2011 were drawn under the revolving credit facility. Short-term borrowings outstanding at December 31, 2010 totaled $19,695 and were drawn by Graybar Canada against a bank line of credit secured by all personal property of that subsidiary. This bank line of credit was terminated on December 5, 2011 and replaced by the $100,000 borrowing sublimit now available to Graybar Canada under the revolving credit facility.

Short-term borrowings outstanding during the years ended December 31, 2011 and 2010 ranged from a minimum of $13,800 and $10,786 to a maximum of $91,548 and $20,962, respectively. The average daily amount of borrowings outstanding under short-term credit agreements during 2011 and 2010 amounted to approximately $52,000 and $16,000 at weighted-average interest rates of 1.86% and 2.94%, respectively. The weighted-average interest rate for amounts outstanding at December 31, 2011 was 2.31%.

At December 31, 2011, the Company had available to it unused lines of credit amounting to $457,438, compared to $307,308 at December 31, 2010. These lines are available to meet the short-term cash requirements of the Company and certain committed lines of credit have annual fees of up to 35 basis points (0.35%) and 67 basis points (0.67%) of the committed lines of credit as of December 31, 2011 and 2010, respectively.

The carrying amount of the Company's outstanding long-term, fixed-rate debt exceeded its fair value by $925 and $2,815 at December 31, 2011 and 2010, respectively. The fair value of the long-term, fixed-rate debt is estimated by using yields obtained from independent pricing sources for similar types of borrowings. The fair value of the Company's variable-rate short- and long-term debt approximates its carrying value at December 31, 2011 and 2010, respectively.

The revolving credit agreement and certain other note agreements contain various affirmative and negative covenants. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company was in compliance with all covenants as of December 31, 2011 and 2010.

10. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan provides retirement benefits based on an employee's average earnings and years of service. Employees become one hundred percent (100%) vested after three years of service regardless of age. The Company's plan funding policy is to make contributions provided that the total annual contributions will not be less than Employee Retirement Income Security Act (ERISA) and the Pension Protection Act of 2006 minimums or greater than the maximum tax-deductible amount, to review contribution and funding strategy on a regular basis, and to allow discretionary contributions to be made by the Company from time to time. The assets of the defined benefit pension plan are invested primarily in fixed income and equity securities, money market funds, and other investments.

The Company provides certain postretirement health care and life insurance benefits to retired employees. Substantially all of the Company's employees may become eligible for postretirement medical benefits if they reach the age and service requirements of the retiree medical plan and retire on a service pension under the defined benefit pension plan. Benefits are provided through insurance coverage with premiums based on the benefits paid during the year. The Company funds postretirement benefits on a pay-as-you-go basis, and accordingly, there were no assets held in the postretirement benefits plan at December 31, 2011 and 2010.

The following table sets forth information regarding the Company's pension and other postretirement benefits as of December 31, 2011 and 2010:

	Pension Benefits		Postretirement Benefits	
	2011	2010	**2011**	2010
Projected benefit obligation	**$(527,458)**	$(396,008)	**$(78,999)**	$(79,762)
Fair value of plan assets	**389,490**	332,392	**—**	—
Funded status	**$(137,968)**	$ (63,616)	**$(78,999)**	$(79,762)

The accumulated benefit obligation for the Company's defined benefit pension plan was $448,948 and $336,457 at December 31, 2011 and 2010, respectively.

Amounts recognized in the consolidated balance sheet for the years ended December 31 consist of the following:

	Pension Benefits		Postretirement Benefits	
	2011	2010	**2011**	2010
Current accrued benefit cost	**$ (1,300)**	$ (800)	**$ (7,300)**	$ (7,300)
Non-current accrued benefit cost	**(136,668)**	(62,816)	**(71,699)**	(72,462)
Net amount recognized	**$(137,968)**	$ (63,616)	**$(78,999)**	$(79,762)

Amounts recognized in accumulated other comprehensive loss for the years ended December 31, net of tax, consist of the following:

	Pension Benefits		Postretirement Benefits	
	2011	2010	**2011**	2010
Net actuarial loss	**$148,118**	$ 96,542	**$18,235**	$ 20,881
Prior service cost (gain)	**3,258**	4,116	**(9,190)**	(10,523)
Accumulated other comprehensive loss	**$151,376**	$100,658	**$ 9,045**	$ 10,358

Amounts estimated to be amortized from accumulated other comprehensive loss into net periodic benefit costs in 2012, net of tax, consist of the following:

	Pension Benefits	Postretirement Benefits
Net actuarial loss	$11,243	$ 1,039
Prior service cost (gain)	855	(1,344)
Accumulated other comprehensive loss	$12,098	$ (305)

Weighted-average assumptions used to determine the actuarial present value of the pension and postretirement benefit obligations as of December 31 are:

	Pension Benefits		Postretirement Benefits	
	2011	2010	**2011**	2010
Discount rate	**4.75%**	5.50%	**4.25%**	4.75%
Rate of compensation increase	**4.50%**	4.25%	**—**	—
Health care cost trend on covered charges	**—**	—	**8% / 5%**	8% / 5%

For measurement of the postretirement benefit obligation, an 8.00% annual rate of increase in the per capita cost of covered health care benefits was assumed at December 31, 2011. This rate is assumed to decrease to 5.00% at January 1, 2019 and remain at that level thereafter. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on the postretirement benefit obligations as of December 31, 2011 and 2010.

The following presents information regarding the plans for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2011	2010	**2011**	2010
Employer contributions	**$ 41,461**	$ 40,763	**$ 5,138**	$ 8,631
Participant contributions	**$ —**	$ —	**$ 1,739**	$ 2,342
Benefits paid	**$ (27,195)**	$ (35,011)	**$ (6,877)**	$(10,973)

The Company expects to make contributions totaling $41,300 to its defined benefit pension plan during 2012.

Estimated future defined benefit pension and other postretirement benefit plan payments to plan participants for the years ending December 31 are as follows:

Year	**Pension Benefits**	**Postretirement Benefits**
2012	$ 36,800	$ 7,300
2013	36,800	6,600
2014	35,600	6,800
2015	35,700	6,900
2016	35,900	7,000
After 2016	198,000	35,800

The investment objective of the Company's defined benefit pension plan is to ensure that there are sufficient assets to fund regular pension benefits payable to employees over the long-term life of the plan. The Company's defined benefit pension plan seeks to allocate plan assets in a manner that is closely duration-matched with the actuarial projected cash flow liabilities, consistent with prudent standards for preservation of capital, tolerance of investment risk, and maintenance of liquidity.

The Company's defined benefit pension plan utilizes a liability-driven investment ("LDI") approach to help meet these objectives. The LDI strategy employs a structured fixed-income portfolio designed to reduce volatility in the plan's future funding requirements and funding status. This is accomplished by using a blend of long duration government, quasi-governmental, and corporate fixed-income securities, as well as appropriate levels of equity and alternative investments designed to maximize the plan's liability hedge ratio. In practice, an asset portfolio constructed primarily of fixed income securities tends to appreciate as market interest rates decline, at least partially offsetting an increase in the pension benefit obligation caused by a decline in the interest rate used to discount plan liabilities.

Asset allocation information for the defined benefit pension plan at December 31, 2011 and 2010 is as follows:

Investment	**2011 Actual Allocation**	**2011 Target Allocation Range**	2010 Actual Allocation	2010 Target Allocation Range
Equity securities-US	**7%**	**3-15%**	8%	3-15%
Equity securities-International	**7%**	**3-15%**	7%	3-15%
Fixed income investments-US	**58%**	**35-75%**	57%	35-75%
Fixed income investments-International	**11%**	**3-10%**	11%	3-15%
Absolute return	**9%**	**5-15%**	10%	5-15%
Real assets	**5%**	**3-10%**	4%	3-10%
Private equity	**1%**	**0-3%**	1%	0-3%
Short-term investments	**2%**	**0-3%**	2%	0-3%
Total	**100%**	**100%**	100%	100%

The following is a description of the valuation methodologies used for assets held by the defined benefit pension plan measured at fair value:

Equity securities

Equity securities and certain commingled equity funds are valued at the closing price reported on the active market on which the individual securities are traded. Other equity mutual funds are valued by the fund manager based on the fair value of the underlying assets held by the fund.

Fixed income investments

Government, government agency, and certain corporate bonds are valued using the closing price reported on the active market on which the securities are traded. Commingled institutional fixed income funds are valued by the fund manager based on the fair value of the underlying assets held by the fund.

Absolute return

Investments in absolute return funds utilize a hedge "fund of funds" approach. Units of the funds are not available on any active exchange. Valuations are based on unobservable inputs and reported at estimated fair value as determined by the fund manager.

Real Assets

Real asset investments are made primarily in real estate investments trusts and natural resource funds. Fund values are primarily determined by the fund manager and are based on the valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market-based comparable data.

Private equity

Private equity investments are valued by the fund manager based on the fair value of the underlying assets held by the fund.

Short-term investments

Short-term investments are carried at cost, which approximates fair value, and are listed at Level 3 in the fair value hierarchy since they are not traded on listed exchanges and the valuation methodology uses significant assumptions that are not directly observable.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its defined benefit pension plan valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes in the methodologies used by the Company to determine fair value at December 31, 2011 or 2010.

The following tables set forth by level within the fair value hierarchy, the defined benefit pension plan assets measured at fair value as of December 31, 2011 and 2010:

	December 31, 2011			
Investment	**Quoted Prices in Active Markets for Identical Inputs (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Equity securities - US				
Corporate stocks	$ 13,926	$ —	$ —	$ 13,926
Mutual funds	6,073	7,751	—	13,824
Equity securities - International				
Corporate stocks	244	—	—	244
Mutual funds	27,300	—	—	27,300
Fixed income investments - US				
Corporate debt	111,590	—	—	111,590
US government debt	37,479	—	—	37,479
Mutual funds	17,743	60,007	—	77,750
Fixed income investments - International				
Corporate debt	22,890	—	—	22,890
Commingled funds	—	—	18,314	18,314
Absolute return	—	—	36,738	36,738
Real assets	—	—	17,451	17,451
Private equity	—	—	4,303	4,303
Short-term investments	—	—	7,681	7,681
Total	$237,245	$67,758	$84,487	$389,490

	December 31, 2010			
Investment	**Quoted Prices in Active Markets for Identical Inputs (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Equity securities - US				
Corporate stocks	$ 12,454	$ —	$ —	$ 12,454
Mutual funds	5,431	7,782	—	13,213
Equity securities - International				
Corporate stocks	165	—	—	165
Mutual funds	21,212	3,518	—	24,730
Fixed income investments - US				
Corporate debt	91,684	—	—	91,684
US government debt	21,933	—	—	21,933
Mutual funds	17,569	57,257	—	74,826
Fixed income investments - International				
Corporate debt	20,548	—	—	20,548
Commingled funds	—	—	16,091	16,091
Absolute return	—	—	31,838	31,838
Real assets	—	4,714	10,130	14,844
Private equity	—	—	4,006	4,006
Short-term investments	—	—	6,060	6,060
Total	$190,996	$73,271	$68,125	$332,392

The tables below set forth a summary of changes in the fair value of the defined benefit pension plan's Level 3 assets for the years ended December 31, 2011 and 2010:

December 31, 2011						
	Fixed Income Investments – International	**Absolute Return**	**Real Assets**	**Private Equity**	**Short-term investments**	**Total**
Balance, beginning of year	$ 16,091	$ 31,838	$ 10,130	$ 4,006	$ 6,060	$ 68,125
Realized gains/(losses)	26	(2,507)	143	243	—	(2,095)
Unrealized gains/(losses)	1,299	2,828	369	406	—	4,902
Purchases	1,000	7,500	7,080	178	60,851	76,609
Sales	(102)	(2,921)	(271)	(530)	(59,230)	(63,054)
Balance, end of year	$ 18,314	$ 36,738	$ 17,451	$ 4,303	$ 7,681	$ 84,487

December 31, 2010						
	Fixed Income Investments – International	**Absolute Return**	**Real Assets**	**Private Equity**	**Short-term investments**	**Total**
Balance, beginning of year	$ 15,119	$ 20,978	$ 9,486	$ 3,317	$ 5,829	$ 54,729
Realized gains/(losses)	19	(521)	(7)	91	—	(418)
Unrealized gains/(losses)	1,048	1,236	703	227	—	3,214
Purchases	—	12,000	—	517	145,284	157,801
Sales	(95)	(1,855)	(52)	(146)	(145,053)	(147,201)
Balance, end of year	$ 16,091	$ 31,838	$ 10,130	$ 4,006	$ 6,060	$ 68,125

The net periodic benefit cost for the years ended December 31, 2011, 2010, and 2009 included the following components:

	Pension Benefits			**Postretirement Benefits**		
	2011	2010	2009	**2011**	2010	2009
Service cost	**$ 16,497**	$ 15,502	$ 15,710	**$ 2,141**	$ 2,086	$ 1,931
Interest cost	**22,684**	21,763	21,572	**3,679**	3,918	4,168
Expected return on plan assets	**(21,883)**	(20,691)	(19,495)	—	—	—
Amortization of:						
Net actuarial loss	**14,104**	11,325	10,181	**1,971**	2,045	1,439
Prior service cost (gain)	**1,404**	1,405	1,248	**(2,181)**	(2,181)	(2,456)
Curtailment loss (gain)	**—**	—	542	**—**	—	(2,452)
Net periodic benefit cost	**$ 32,806**	$ 29,304	$ 29,758	**$ 5,610**	$ 5,868	$ 2,630

In 2009, as a result of reductions in its workforce, the Company recorded a $(542) curtailment loss and a $2,452 curtailment gain in the income statement for the defined benefit pension plan and postretirement benefits plan, respectively.

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 were:

	Pension Benefits			**Postretirement Benefits**		
	2011	2010	2009	**2011**	2010	2009
Discount rate	**5.50%**	5.75%	6.00%	**4.75%**	5.00%	6.00%
Expected return on plan assets	**6.25%**	6.25%	6.25%	**—**	—	—
Rate of compensation increase	**4.25%**	4.00%	3.80%	**—**	—	—
Health care cost trend on covered charges	—	—	—	**8% / 5%**	7% / 5%	8% / 5%

The expected return on plan assets assumption for the defined benefit pension plan is a long-term assumption and was determined after evaluating input from both the plan's actuary and pension fund investment advisors, consideration of historical rates of return on plan assets, and anticipated rates of return on the various classes of assets in which the plan invests. The Company has elected to use an expected long-term rate of return on plan assets of 6.25%. The Company anticipates that its investment managers will continue to generate long-term returns consistent with its assumed rate, despite periodic fluctuations in market performance.

For measurement of the postretirement benefits net periodic cost, an 8.00% annual rate of increase in per capita cost of covered health care benefits was assumed for 2011. The rate was assumed to decrease to 5.00% in 2019 and to remain at that level thereafter. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2011, 2010 and 2009 net periodic benefit cost.

11. PROFIT SHARING AND SAVINGS PLAN

The Company provides a defined contribution profit sharing and savings plan covering substantially all of its full-time employees. Annual contributions by the Company to the profit-sharing portion of the plan are at the discretion of management and are generally based on the profitability of the Company. Cost recognized by the Company under the profit-sharing portion of the plan was $51,894, $31,576, and $27,645 for the years ended December 31, 2011, 2010 and 2009, respectively. Employees may also make voluntary contributions to the savings portion of the plan subject to limitations imposed by federal tax law, ERISA, and the Pension Protection Act of 2006.

12. DERIVATIVE FINANCIAL INSTRUMENTS

The Company was party to an interest rate swap agreement that effectively converted its variable-rate interest payments to a fixed rate on amounts due under a certain lease arrangement. The Company's interest rate swap agreement was designated as a cash flow hedge and was required to be measured at fair value on a recurring basis. The Company endeavored to utilize the best available information in measuring fair value. The interest rate swap was valued based on quoted data from the counterparty, corroborated with indirectly observable market data, which, combined, were deemed to be a Level 2 input in the fair value hierarchy. The fair value of the swap was $(4,706) at December 31, 2010 and was recorded in other current liabilities in the consolidated balance sheet. The effective portion of the related gains or losses on the swap totaling $(2,876) was deferred in accumulated other comprehensive loss as of December 31, 2010.

Unrealized gains (net of tax) of $886, $161, and $875 related to the swap were recorded in accumulated other comprehensive loss during the years ended December 31, 2011, 2010, and 2009, respectively. In December 2011, the Company settled the interest rate swap. The amount of loss recorded in interest expense was $3,257, of which $1,990 was recorded in accumulated other comprehensive loss at the settlement date.

The loss (net of tax) reclassified from accumulated other comprehensive loss to interest expense related to the effective portion of the interest rate swap was $(1,080) and $(847) during the years ended December 31, 2011 and 2010, respectively. No ineffectiveness was recorded in the consolidated statements of income during 2011, 2010, and 2009.

13. COMMITMENTS AND CONTINGENCIES

The Company has a lease agreement with an independent lessor, that is considered to be a VIE. The agreement provides $28,720 of financing for five of the Company's distribution facilities and carries a five-year term expiring July 2013. The financing structure used with this lease qualifies as a silo of a VIE. The Company, as lessee, retains the power to direct the operational activities that most significantly impact the economic performance of the VIE and has an obligation to absorb losses and the right to receive benefits from the sale of the real property held by the VIE lessor. Therefore, the Company is the primary beneficiary of this VIE, and accordingly, consolidates the silo in its financial statements.

In December 2011, the Company notified the independent lessor of its intent to prepay and terminate the lease arrangement due in July 2013. The Company expects to liquidate the $27,715 balance owed on the lease arrangement during the first quarter of 2012. As a result, the Company reclassified the $27,715 lease arrangement from long-term debt to current portion of long-term debt as of December 31, 2011.

As of December 31, 2011, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $15,118, current portion long-term debt of $27,715, and a noncontrolling interest of $1,005. At December 31, 2010, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $15,775, long-term debt of $27,715, and a noncontrolling interest of $1,005.

Under the terms of the lease agreement, the amount guaranteed by the Company as the residual fair value of the property subject to the lease arrangement was $28,720 at December 31, 2011 and 2010, respectively.

Rental expense was $20,275, $25,684, and $27,185 in 2011, 2010, and 2009, respectively. Future minimum rental payments required under operating leases that have either initial or remaining noncancelable lease terms in excess of one year as of December 31, 2011 are as follows:

For the Years Ending December 31,	Minimum Rental Payments
2012	$18,035
2013	13,933
2014	11,494
2015	8,352
2016	6,809
After 2016	14,422

The Company entered into a swap agreement to manage interest rates on amounts due under the $27,715 lease arrangement discussed above in September 2000. In December 2011, the Company settled the interest rate swap. The amount of loss recorded in interest expense was $3,257.

The Company and its subsidiaries are subject to various claims, disputes, administrative, and legal matters incidental to the Company's past and current business activities. As a result, contingencies arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible loss.

The Company accounts for loss contingencies in accordance with US GAAP. Estimated loss contingencies are accrued only if the loss is probable and the amount of the loss can be reasonably estimated. With respect to a particular loss contingency, it may be probable that a loss has occurred but the estimate of the loss is a wide range. If the Company deems some amount within the range to be a better estimate than any other amount within the range, that amount shall be accrued. However, if no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued. While the Company believes that none of these claims, disputes, administrative, and legal matters will have a material adverse effect on its financial position, these matters are uncertain and the Company cannot at this time determine whether the financial impact, if any, of these matters will be material to its results of operations in the period in which such matters are resolved or a better estimate becomes available.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive loss as of December 31 are as follows:

	2011	2010
Currency translation	**$ 10,057**	$ 11,549
Unrealized loss from interest rate swap	**—**	(2,876)
Pension liability	**(151,376)**	(100,658)
Postretirement benefits liability	**(9,045)**	(10,358)
Accumulated other comprehensive loss	**$(150,364)**	$(102,343)

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for 2011 and 2010, adjusted for the declaration of stock dividends of ten percent (10%) in 2011 and 2010, is as follows:

	2011			
For the Quarter Ended	March 31,	June 30,	September 30,	December 31,
Net sales	$1,187,168	$1,370,970	$1,457,971	$1,358,691
Gross margin	$ 225,950	$ 248,741	$ 268,244	$ 252,324
Net income attributable to the Company	$ 11,528	$ 23,921	$ 32,546	$ 13,430
Net income attributable to the Company per share of common stock [(A)]	$ 0.89	$ 1.86	$ 2.53	$ 1.04

(A) All periods adjusted for a ten percent (10%) stock dividend declared in December 2011. Prior to these adjustments, the average common shares outstanding for the first, second and third quarters of 2011 were 11,723,618, 11,714,133, and 11,704,135 respectively.

For the Quarter Ended	2010 March 31,	June 30,	September 30,	December 31,
Net sales	$1,001,174	$1,130,771	$1,249,306	$1,235,126
Gross margin	$ 194,659	$ 209,541	$ 233,995	$ 228,446
Net income attributable to the Company	$ 3,526	$ 9,508	$ 19,843	$ 9,121
Net income attributable to the Company per share of common stock [B]	$ 0.27	$ 0.74	$ 1.55	$ 0.72

(B) All periods adjusted for ten percent (10%) stock dividends declared in December 2011 and December 2010. Prior to these adjustments, the average common shares outstanding for the first, second, third, and fourth quarters of 2010 were 10,646,511, 10,585,178, 10,574,117, and 10,522,813, respectively.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is accumulated and communicated to Company management, including the Company's Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2011 was performed under the supervision and with the participation of the Company's management. Based on that evaluation, the Company's management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011 to ensure that information required to be disclosed in the reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management of the Company, including its Principal Executive Officer and Principal Financial Officer, does not expect that its disclosure controls will prevent or detect all errors. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the control system's objective will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that disclosure requirements may be misinterpreted and judgments in decision-making may be inexact.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management of the Company concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that have occurred during the Company's last fiscal quarter that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company who are nominees for election at the 2012 annual meeting of shareholders that is required to be included pursuant to this Item 10 will be included under the caption "Proposal 1– Nominees for Election as Directors" and "Information About the Board of Directors and Corporate Governance Matters" in the Company's Information Statement relating to the 2012 Annual Meeting (the "Information Statement") to be filed with the SEC pursuant to Rule 14c-5 under the Exchange Act, and is incorporated herein by reference.

The information with respect to the Company's audit committee and audit committee financial expert, and nominating committee required to be included pursuant to this Item 10 will be included under the caption "Information About the Board of Directors and Corporate Governance Matters" in the Company's Information Statement and is incorporated herein by reference.

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer (collectively "Covered Officers"). This code of ethics is appended to the Company's business conduct guidelines for all employees. The business conduct guidelines and specific code for Covered Officers may be accessed at: http://www.graybar.com/company/corporate-responsibility/code-of-ethics and is also available in print without charge upon written request addressed to the Secretary of the Company at its principal executive offices.

Item 11. Executive Compensation

The information with respect to executive compensation, the Company's advisory compensation committee, and the compensation committee interlocks and insider participation required to be included pursuant to this Item 11 will be included under the captions "Information About the Board of Directors and Corporate Governance Matters" and "Compensation Discussion and Analysis" in the Information Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information with respect to the security ownership of beneficial owners of more than five percent (5%) of the Common Stock and of directors and executive officers of the Company required to be included pursuant to this Item 12, will be included under the captions "Beneficial Ownership of More Than 5% of the Outstanding Common Stock" and "Beneficial Ownership of Management" in the Information Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

F. H. Hughes, a former director of the Company, was a director, officer and more than 10% shareholder of a company that leased up to ten warehouse and office facilities to our Canadian indirect, majority-owned subsidiary, Graybar Canada Limited, of which Mr. Hughes was President and Chief Executive Officer. Mr. Hughes retired from all of these roles effective January 5, 2012. The leases had been in effect since 1991, when we acquired the predecessor of Graybar Canada Limited. The annual rent for these facilities aggregated $945,529 (Canadian) in 2010 and $1,017,850 (Canadian) in 2009. Graybar Canada Limited completed the purchase of the leased facilities on November 30, 2010 for approximately $8,700,000 (Canadian).

At the date of this report, there are no other reportable transactions, business relationships or indebtedness of the type required to be included pursuant to this Item 13 between the Company and any beneficial owner of more than five percent (5%) of the Common Stock, the directors or nominees for director of the Company, the executive officers of the Company or the members of the immediate families of such individuals. If there is any change in that regard prior to the filing of the Information Statement, such information will be included under the caption "Transactions with Related Persons" in the Information Statement and shall be incorporated herein by reference.

The information with respect to director independence and to corporate governance required to be included pursuant to this Item 13 will be included under the captions "Proposal 1: Nominees for Election as Directors" and "Information about the Board of Directors and Corporate Governance Matters" in the Information Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information with respect to principal accounting fees and services required to be included pursuant to this Item 14 will be included under the caption "Relationship with Independent Registered Public Accounting Firm" in the Company's Information Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this report:

The following financial statements and Report of Independent Registered Public Accounting Firm are included on the indicated pages in this 2011 Annual Report on Form 10-K.

1. **Index to Financial Statements**

(i) Consolidated Statements of Income for each of the three years ended December 31, 2011 (page 24)

(ii) Consolidated Statements of Comprehensive Income for each of the three years ended December 31, 2011 (page 25).

(iii) Consolidated Balance Sheets, as of December 31, 2011 and 2010 (page 26).

(iv) Consolidated Statements of Cash Flows for each of the three years ended December 31, 2011 (page 27).

(v) Consolidated Statements of Changes in Shareholders' Equity for each of three years ended December 31, 2011 (page 28).

(vi) Notes to Consolidated Financial Statements (pages 29 to 46).

(vii) Report of Independent Registered Public Accounting Firm (page 23).

2. **Index to Financial Schedules**

All schedules are omitted because of the absence of the conditions under which they are required or because the required information is set forth in the financial statements and the accompanying notes thereto.

3. **Exhibits**

The following exhibits required to be filed as part of this Annual Report on Form 10-K have been included:

(3) (i) Articles of Incorporation

Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated June 9, 2011 (Commission File No.000-00255) and incorporated herein by reference.

(ii) Bylaws

By-laws as amended through June 9, 2011, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated June 9, 2011 (Commission File No. 000-00255) and incorporated herein by reference.

(4) and (9) Voting Trust Agreement

Voting Trust Agreement dated as of March 16, 2007, a form which is attached as Annex A to the Prospectus dated January 18, 2007, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-139992) and incorporated herein by reference.

The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

(10) Material Contracts

(i) Management Incentive Plan, filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (Commission File No. 000-00255) and incorporated herein by reference.*

(ii) Graybar Electric Company, Inc. Supplemental Benefit Plan, amended and restated, entered into between the Company and certain employees effective January 1, 2009, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iii) Form of Deferral Agreement under Graybar Electric Company, Inc. Supplemental Benefit Plan, filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iv) Credit Agreement, dated as of September 28, 2011 among the Company, as parent borrower and a guarantor, Graybar Canada Limited, as a borrower, certain domestic subsidiaries of the parent borrower as the subsidiary guarantors, and Bank of America, N.A., as domestic administrative agent, domestic swing line lender and domestic L/C issuer, and Bank of America, N.A. acting through its Canadian branch, as Canadian administrative agent, Canadian swing line lender and Canadian L/C issuer, and the other lenders party thereto, filed as Exhibit 10 to the Company's Current Report on Form 8-K dated September 28, 2011 (Commission File No. 000-00255) and incorporated herein by reference.

(21) List of subsidiaries of the Company

(31.1) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(31.2) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

101.INS** XBRL Instance Document

101.SCH** XBRL Taxonomy Extension Schema Document

101.CAL** XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF** XBRL Taxonomy Extension Definition Linkbase Document

101.LAB** XBRL Taxonomy Extension Label Linkbase Document

101.PRE** XBRL Taxonomy Extension Presentation Linkbase Document

** Compensation arrangement*

*** In accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, Exhibit 101 is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under those sections.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 8th day of March 2012.

GRAYBAR ELECTRIC COMPANY, INC.

By /s/ R. A. REYNOLDS, JR.

(R. A. Reynolds, Jr.
Chairman of the Board and President)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities indicated, on March 8, 2012.

/s/ R. A. REYNOLDS, JR. (R. A. Reynolds, Jr.)	*Director, Chairman of the Board and President* *(Principal Executive Officer)*
/s/ D. B. D'ALESSANDRO (D. B. D'Alessandro)	*Director* *(Principal Financial Officer)*
/s/ MARTIN J. BEAGEN (Martin J. Beagen)	*Vice President and Controller* *(Principal Accounting Officer)*
/s/ R. A. COLE (R. A. Cole)	*Director*
/s/ M. W. GEEKIE (M. W. Geekie)	*Director*
/s/ L. R. GIGLIO (L. R. Giglio)	*Director*
/s/ T. S. GURGANOUS (T. S. Gurganous)	*Director*
/s/ R. R. HARWOOD (R. R. Harwood)	*Director*
/s/ R. C. LYONS (R. C. Lyons)	*Director*
/s/ K. M. MAZZARELLA (K. M. Mazzarella)	*Director*
/s/ B. L. PROPST (B. L. Propst)	*Director*

INDEX TO EXHIBITS

(3) (i) Articles of Incorporation

Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated June 9, 2011 (Commission File No.000-00255) and incorporated herein by reference.

(ii) Bylaws

By-laws as amended through June 9, 2011, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated June 9, 2011 (Commission File No. 000-00255) and incorporated herein by reference.

(4) and (9) Voting Trust Agreement

Voting Trust Agreement dated as of March 16, 2007, a form which is attached as Annex A to the Prospectus dated January 18, 2007, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-139992) and incorporated herein by reference.

The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

(10) Material Contracts

(i) Management Incentive Plan, filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (Commission File No. 000-00255) and incorporated herein by reference.*

(ii) Graybar Electric Company, Inc. Supplemental Benefit Plan, amended and restated, entered into between the Company and certain employees effective January 1, 2009, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iii) Form of Deferral Agreement under Graybar Electric Company, Inc. Supplemental Benefit Plan, filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iv) Credit Agreement, dated as of September 28, 2011 among the Company, as parent borrower and a guarantor, Graybar Canada Limited, as a borrower, certain domestic subsidiaries of the parent borrower as the subsidiary guarantors, and Bank of America, N.A., as domestic administrative agent, domestic swing line lender and domestic L/C issuer, and Bank of America, N.A. acting through its Canadian branch, as Canadian administrative agent, Canadian swing line lender and Canadian L/C issuer, and the other lenders party thereto, filed as Exhibit 10 to the Company's Current Report on Form 8-K dated September 28, 2011 (Commission File No. 000-00255) and incorporated herein by reference.

(21) List of subsidiaries of the Company

(31.1) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(31.2) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

101.INS** XBRL Instance Document

101.SCH** XBRL Taxonomy Extension Schema Document

101.CAL** XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF** XBRL Taxonomy Extension Definition Linkbase Document

101.LAB** XBRL Taxonomy Extension Label Linkbase Document

101.PRE** XBRL Taxonomy Extension Presentation Linkbase Document

** Compensation arrangement*

*** In accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, Exhibit 101 is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under those sections.*

EXHIBIT 21

GRAYBAR ELECTRIC COMPANY, INC.

LIST OF SUBSIDIARIES

Graybar International, Inc., a Missouri corporation

Graybar Financial Services, Inc., a Missouri corporation

Graybar Electric Limited, a Nova Scotia corporation

Graybar Canada Limited, a Nova Scotia corporation

Graybar Services, Inc., an Illinois corporation

Distribution Associates, Inc., a Missouri corporation

Graybar Business Services, Inc., a Missouri corporation

Graybar Electric Canada Limited, a Nova Scotia corporation

Graybar Commerce Corporation, a Delaware corporation

Commonwealth Controls Corporation, a Missouri corporation

Graybar Newfoundland Limited, a Newfoundland and Labrador corporation

Graybar Energy Limited, an Ontario corporation

25 NC, LLC, a Missouri limited liability company

Exhibit 31.1

CERTIFICATION

I, Robert A. Reynolds, Jr. certify that:

1) I have reviewed this annual report on Form 10-K of Graybar Electric Company, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2012

/s/ ROBERT A. REYNOLDS, JR.

Robert A. Reynolds, Jr.
President and Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, D. Beatty D'Alessandro, certify that:

1) I have reviewed this annual report on Form 10-K of Graybar Electric Company, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2012

/s/ D. BEATTY D'ALESSANDRO

D. Beatty D'Alessandro

Senior Vice President and Principal Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert A. Reynolds, Jr., President and Principal Executive Officer of Graybar Electric Company, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROBERT A. REYNOLDS, JR.

Robert A. Reynolds, Jr.
President and Principal Executive Officer

March 8, 2012

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, D. Beatty D'Alessandro, Senior Vice President and Principal Financial Officer of Graybar Electric Company, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ D. BEATTY D'ALESSANDRO

D. Beatty D'Alessandro
Senior Vice President and Principal Financial Officer

March 8, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]



End of Annual Report on Form 10-K

for the fiscal year ended December 31, 2011

Management as of December 31, 2011

New York District

Richard H. Harvey
District Vice President

Robert L. Gibson
Director, Electrical Sales

Richard S. King
Director, Comm/Data Sales

Joseph M. Sabatino
Director, Operations

Timothy D. Birky
Director, Finance

Monique N. Thornton-Arnold
Director, Human Resources

Boston District

Peter R. Elkas
District Vice President

Todd M. McDonough
Director, Electrical Sales

Thomas P. Feiden
Director, Comm/Data Sales

Thomas C. Hill
Director, Operations

Joseph P. Peduto
Director, Finance

Kenneth M. Bleakney
Director, Human Resources

Pittsburgh District

Steven M. Schooley
District Vice President

J. Chris Butt
Director, Electrical Sales

Robert D. Bender
Director, Comm/Data Sales

C. Robert Smith
Director, Operations

Peter M. Wingrove
Director, Finance

Bryan C. Scott
Director, Human Resources

Atlanta District

Joseph F. LaMotte
District Vice President

Nathan W. Decker
Director, Electrical Sales

Thomas G. Karrenbauer
Director, Comm/Data Sales

Chriscinda D. Krasinski
Director, Operations

John P. Kahne
Director, Finance

Rhian Sharp
Director, Human Resources

Richmond District

Thomas S. Gurganous
District Vice President

Lindsey G. Darnell
Director, Electrical Sales

Roderick E. Gowen
Director, Electrical Sales

Thomas R. Moore
Director, Comm/Data Sales

Gregory T. Hochheiser
Director, Comm/Data Sales

David K. Ange
Director, Operations

Roderick A. Morgan
Director, Finance

Vicki L. Hall
Director, Human Resources

Tampa District

Andrew E. Ciccone
District Vice President

David L. Schwichtenberg
Director, Electrical Sales

Edward G. Duda
Director, Comm/Data Sales

Dale J. Thayer, Jr.
Director, Operations

Scott W. Sinning
Director, Finance

Joe B. Contreras
Director, Human Resources

Chicago District

Richard A. Cole
District Vice President

Thomas G. Pratt
Director, Electrical Sales

Thomas C. Bleker
Director, Comm/Data Sales

David P. Showman
Director, Industrial Sales

Martin A. Aske
Director, Operations

Steven R. Bourbeau
Director, Finance

Kimberly V. Morris-Woodfork
Director, Human Resources

Minneapolis District

G. William Keller
District Vice President

Rick A. Schroeder
Director, Electrical Sales

Ellen S. Rebne
Director, Comm/Data Sales

Gerald J. Thompson
Director, Industrial Sales

Jamie L. Phillips
Director, Operations

Cindy A. Paschke
Director, Human Resources

St. Louis District

Michael C. Dumas
District Vice President

David J. Moeller
Director, Electrical Sales

Stephen D. Boschert
Director, Comm/Data Sales

Susan M. Reale
Director, Operations

James M. Stoklosa
Director, Finance

Tricia L. Rasch
Director, Human Resources

Dallas District

Randall R. Harwood
District Vice President

Daryl R. Gough
Director, Electrical Sales

Stacy W. Wittig
Director, Electrical Sales

Philip J. Harvatin
Director, Comm/Data Sales

Dori A. Moore
Director, Operations

Darryl B. Bain
Director, Finance

Grady N. Norton
Director, Human Resources

Seattle District

David A. Bender
District Vice President

Kirk A. Snure
Director, Electrical Sales

Christopher A. Borel
Director, Comm/Data Sales

John C. Fischer
Director, Operations

Paul A. Hansen
Director, Finance

Phoenix District

Craig M. Mead
District Vice President

Tyler J. Gibson
Director, Electrical Sales

Andrew M. Roth
Director, Comm/Data Sales

Shayne P. Jones
Director, Operations

Kevin D. Cook
Director, Finance

Rita A. Sandoval
Director, Human Resources

California District

David G. Maxwell
District Vice President

Stephen R. Cray
Director, Electrical Sales

Jamie D. Thompson
Director, Electrical Sales

William F. Seddon
Director, Comm/Data Sales

M. Dwayne Roberts
Director, Operations

Richard T. Birkett
Director, Finance

Melanie D. Hull
Director, Human Resources

Graybar Canada

Frank H. Hughes
President and Chief Executive Officer

Peter D. Horncastle
Executive Vice President

Brian D. Thomas
Senior Vice President, Canadian Business

Michael E. Williamson
Vice President, Comptroller and Secretary

Michael C. Ryan
Director, Comm/Data Sales

Mark C. Kehoe
Director, Human Resources

Locations as of December 31, 2011

Corporate Offices

Corporate Headquarters
34 North Meramec Avenue
St. Louis, Missouri 63105
314-573-9200

Centerpoint
11885 Lackland Road
St. Louis, Missouri 63146
314-573-5700

Bel Ridge
8170 Lackland Road
Bel Ridge, Missouri 63114
314-573-2000

New York District

105 Fieldcrest Ave.
Suite 202
Edison, New Jersey 08837
973-404-5555

BRANCHES

New York:
Albany, Garden City, Hudson Valley

New Jersey:
Hamilton, Teterboro

Pennsylvania:
Allentown, Harrisburg, Philadelphia

Delaware:
New Castle

SERVICE CENTER

Carteret, New Jersey

Boston District

345 Harrison Avenue
Boston, Massachusetts 02118
617-406-5000

BRANCHES

Rhode Island:
Cranston

Massachusetts:
Wilmington, West Springfield, Worcester

Maine:
Portland

New Hampshire:
Manchester

Vermont:
Burlington, Rutland

Connecticut:
Wallingford

SERVICE CENTER

Taunton, Massachusetts

Pittsburgh District

900 Ridge Avenue
Pittsburgh, Pennsylvania 15212
412-323-5200

BRANCHES

Kentucky:
Lexington, Louisville

Ohio:
Akron, Cincinnati, Cleveland, Columbus, Dayton, Lima, Mansfield, Toledo, Youngstown

Pennsylvania:
Erie, Greensburg

West Virginia:
Charleston, Wheeling

New York:
Buffalo, Rochester, Syracuse

Atlanta District

2050 Nancy Hanks Drive
Norcross, Georgia 30071
770-441-5580

BRANCHES

Georgia:
Augusta, Cartersville, Fayetteville, Marietta, Savannah

Alabama:
Birmingham, Huntsville, Mobile

South Carolina:
Columbia, Greenville, Hilton Head, Spartanburg

Tennessee:
Chattanooga, Clarksville, Knoxville, Nashville

Florida:
Pensacola

Mississippi:
Gulfport, Jackson

Richmond District

1510 Tomlynn Street
Richmond, Virginia 23230
804-354-1300

BRANCHES

Virginia:
Hampton, Norfolk, Roanoke, Sterling, Commonwealth Controls-Richmond

North Carolina:
Asheville, Charlotte, Greensboro, Monroe, Raleigh, Wilmington, Winston-Salem

South Carolina:
Rock Hill

Tennessee:
Bristol

Maryland:
Baltimore, Lanham

SERVICE CENTER

Charlotte, North Carolina

Tampa District

9404 Camden Field Parkway
Riverview, FL 33578
813-984-3100

BRANCHES

Florida:
Daytona Beach, Fort Myers, Fort Pierce, Gainesville, Jacksonville, Lakeland, Melbourne, Miami, Naples, Orlando, Panama City, Pinellas, Pompano Beach, Port Charlotte, Sarasota, Tallahassee, Tampa, West Palm Beach

SERVICE CENTER

Riverview, Florida

Chicago District

900 Regency Drive
Glendale Heights, Illinois 60139
630-893-3600

BRANCHES

Illinois:
Chicago Downtown, East Peoria, Naperville, Springfield

Indiana:
Fort Wayne, Hammond, Indianapolis, Lafayette, South Bend

Michigan:
Belleville, East Livonia, Flint, Grand Rapids, Lansing

Iowa:
Cedar Rapids, Davenport

Wisconsin:
Madison, West Allis

Minneapolis District

2300 East 25th Street
Minneapolis, Minnesota 55406
612-721-3545

BRANCHES

Minnesota:
Brooklyn Park, Duluth, Hibbing, Mankato, Rochester, St. Cloud, St. Paul

North Dakota:
Bismarck, Fargo

South Dakota:
Brookings, Sioux Falls

Wisconsin:
Green Bay, Manitowoc, Marinette, Stevens Point

Iowa:
Des Moines

SERVICE CENTER

Brooklyn Park, Minnesota

Locations continued

St. Louis District

8170 Lackland Road
Bel Ridge, Missouri 63114
314 573-2000

BRANCHES

Missouri:
Jefferson City, Kansas City, Springfield

Kansas:
Wichita

Nebraska:
Omaha

Tennessee:
Jackson, Memphis

Arkansas:
Conway, Little Rock, Springdale

Indiana:
Evansville

Oklahoma:
Oklahoma City, Tulsa

Illinois:
Collinsville

SERVICE CENTER

Bel Ridge, Missouri

Dallas District

4601 Cambridge Road
Ft. Worth, Texas 76155
817-213-1300

BRANCHES

Texas:
Abilene, Amarillo, Austin, Beaumont, Corpus Christi, Freeport, Houston, San Antonio

Louisiana:
Baton Rouge, Lake Charles, New Orleans, Shreveport

Seattle District

1919 Sixth Avenue South
Seattle, Washington 98134
206-292-4848

BRANCHES

Washington:
Everett, Kent, Spokane, Tacoma

Oregon:
Eugene, Portland

Idaho:
Boise

Alaska:
Anchorage

Montana:
Billings

Hawaii:
Honolulu

Phoenix District

3350 West Earll Drive
Phoenix, Arizona 85017
602-269-2131

BRANCHES

Arizona:
Mesa, Peoria, Tucson

Colorado:
Aurora, Colorado Springs, Denver

New Mexico:
Albuquerque

Texas:
El Paso

Nevada:
Las Vegas

Utah:
Salt Lake City

California District

383 South Cheryl Lane
City of Industry, California 91789
909-451-4300

BRANCHES

California:
Anaheim, Bakersfield, Costa Mesa, Dublin, Fresno, Los Angeles, Martinez, Modesto, Rancho Cordova, Sacramento, San Bernardino, San Diego, San Francisco, San Jose, San Marcos, Santa Barbara, Santa Rosa, Van Nuys

Nevada:
Sparks

SERVICE CENTERS

Hayward, California
City of Industry, California

Zone Warehouses

Austell Zone

Woodlands Business Park
Building 100
8180 Troon Circle
Austell, Georgia 30168
678-945-9970

Fresno Zone

4401 East Central Avenue
Fresno, California 93725
559-264-2393

Joliet Zone

1700 Crossroad Drive
Joliet, Illinois 60431
815-741-4660

Richmond Zone

2501 Distribution Drive
Richmond, Virginia 23231
804-521-6800

Springfield Zone

1904 N. LeCompte
Building #12
Springfield, Missouri 65802
417-864-4955

Stafford Zone

13131 North Promenade Boulevard
Stafford, Texas 77477
281-340-5500

Youngstown Zone

1100 Ohio Works Drive
Youngstown, Ohio 44510
330-799-3220

International Locations

Graybar Canada

3600 Joseph Howe Dr.
Halifax, Nova Scotia B3L
4H7 Canada
902-457-8787

BRANCHES

Ontario:
Guelph, Hamilton, Kitchener, Markham, Mississauga, Niagara Falls, Ottawa, Sudbury, Windsor

Nova Scotia:
Bridgewater, Dartmouth, Kentville, New Glasgow, Sydney, Truro, Yarmouth

Prince Edward Island: Charlottetown

New Brunswick:
Bathurst, Florenceville, Fredericton, Moncton, Saint John

Newfoundland and Labrador: Corner Brook, Grand Falls-Windsor, St. John's, Wabush

Alberta:
Calgary, Edmonton

British Columbia:
Vancouver

Graybar Puerto Rico

Besthree Building A,
LMM Airport Cargo Area – Base Muniz
Carolina, Puerto Rico 00979
787-622-2255








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Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105
graybar.com


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